CLEARY GOTTLIEB STEEN & HAMILTON LLP

CGS&H Limited Liability Company
Paveletskaya Square, 2, Building 3, 10th floor
Moscow, Russia 115054
Ph. (7-501) 258-5006
Fax (7-501) 258-5011
www.clearygottlieb.com

RECEIVED
2006 AUG -3 P 1:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

E-Mail: chalf@cgsh.com


06015720

July 31, 2006

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

PROCESSED
AUG 0 8 2006
THOMSON
FINANCIAL

SUPPL

Re: Information Announcements by Evraz Group S.A. (File No. 82-34947) Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, Evraz Group S.A. (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith copies of the disclosure materials as indicated below:

Public communications and materials that the Company has made available to holders of its securities pursuant to Luxembourg law since December 31, 2005

Exhibit A1	*Memorial C, Journal Officiel du Grand-Duche de Luxembourg*, No. 705, dated April 6, 2006
Exhibit A2	Convening notice for the annual general meeting of the shareholders of Evraz Group S.A. (the "Company") to be held in Luxembourg on 20 June 2006 at noon, dated May 22, 2006
Exhibit A3	Convening notice for the extraordinary general meeting of the shareholders of Evraz Group S.A. (the "Company") to be held in Luxembourg on 24 July 2006, dated June 29, 2006

Exhibit A4	*Memorial C, Journal Officiel du Grand-Duche de Luxembourg*, No. 1273, dated July 1, 2006
Exhibit A5	*Memorial C, Journal Officiel du Grand-Duche de Luxembourg*, No. 1369, dated July 15, 2006

Public communications and materials that the Company has made available to holders of its securities pursuant to a stock exchange requirement since December 31, 2005

Exhibit B1	Evraz Group releases 2005 trading update, January 17, 2006
Exhibit B2	Evraz's representatives elected to governing bodies of Vitkovice Steel, January 20, 2006
Exhibit B3	Notification of transfer of shares in Evraz Group S.A. by Crosland Global Limited, and related placement of Evraz's GDRs with institutional investors, January 30, 2006
Exhibit B4	Blocklisting Six Monthly Return, February 21, 2006
Exhibit B5	Notice of Results, February 27, 2006
Exhibit B6	Statement re: press speculation, March 20, 2006
Exhibit B7	Evraz acquires leading vanadium producer Stratcor, April 10, 2006
Exhibit B8	Evraz Group releases Q1 2006 trading update, April 13, 2006
Exhibit B9	Notice of 2005 Preliminary Results, April 24, 2006
Exhibit B10	Preliminary Results for Year Ended December 31, 2005, April 27, 2006
Exhibit B11	Evraz Group announces: The answers to the outstanding questions asked during the conference call on Preliminary Results 2005 are as follows, May 8, 2006
Exhibit B12	Evraz Group's major operating subsidiaries report Q1 2006 RAS Financial Results, May 10, 2006
Exhibit B13	Evraz Expands Interests in Coal Mining Assets, May 18, 2006
Exhibit B14	Evraz Group declares 2005 final dividend, May 23, 2006

Exhibit B15	Statement re: press speculation, May 31, 2006
Exhibit B16	Evraz Group S.A., Notification of Transactions of Directors/Persons Discharging Managerial Responsibility, June 13, 2006
Exhibit B17	Statement re sale of significant interest in the Company, June 19, 2006
Exhibit B18	Evraz Group S.A. Resolutions of the Annual General Meeting, June 20, 2006
Exhibit B19	Evraz Group S.A. Notification of Transactions of Directors/Persons Discharging Managerial Responsibility, June 21, 2006
Exhibit B20	Evraz's Board of Directors re-elects CEO and Chairman of the Board of Directors, June 27, 2006
Exhibit B21	Extraordinary Shareholder Meeting of Evraz Group S.A. to be held on July 24, 2006, June 29, 2006
Exhibit B22	Evraz Group releases Q2 2006 trading update, July 7, 2006
Exhibit B23	Evraz Group S.A. Annual Report and Accounts, July 14, 2006
Exhibit B24	2005 Annual Report and Accounts, July 14, 2006
Exhibit B25	Joint Announcement by Anglo American PLC, Evraz Group S.A. and Credit Suisse, July 14, 2006
Exhibit B26	Evraz Group S.A. Notification of Transactions of Directors/Persons Discharging Managerial Responsibility, July 14, 2006
Exhibit B27	Evraz announces EGM results, July 25, 2006
Exhibit B28	Evraz Appoints Corporate Broker, July 28, 2006

If you have any questions or require any further information, please do not hesitate to contact me at (+7 501) 258 5006.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,



Cameron E. Half

Enclosures

[Moscow #73958 v2]

Exhibit A1

SERVICE CENTRAL DE LEGISLATION

RECEIVED
2006 AUG -3 P 1:00
OFFICE OF INTERNATIONAL CORPORATE

MEMORIAL
Journal Officiel du Grand-Duché de Luxembourg



MEMORIAL
Amtsblatt des Großherzogtums Luxemburg

RECUEIL DES SOCIETES ET ASSOCIATIONS

Le présent recueil contient les publications prévues par la loi modifiée du 10 août 1915 concernant les sociétés commerciales et par loi modifiée du 21 avril 1928 sur les associations et les fondations sans but lucratif.

C — N° 705 **6 avril 2006**

SOMMAIRE

TELE DANMARK REINSURANCE, Société Anonyme.

Siège social: Luxembourg, 19, rue de Bitbourg.

R. C. Luxembourg B 70.331.

—

Le bilan au 31 janvier 2004, enregistré à Luxembourg, le 9 janvier 2006, réf. LSO-BM02333, a été déposé au registre de commerce et des sociétés de Luxembourg, le 12 janvier 2006.

Pour mention aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Pour la société
TELE DANMARK REISURANCE S.A.
AON INSURANCE MANAGERS (LUXEMBOURG) S.A.
Signature

(004594.3/682/13) Déposé au registre de commerce et des sociétés de Luxembourg, le 12 janvier 2006.

SERVICE CENTRAL DE LEGISLATION

EVRAZ GROUP S.A., Société Anonyme.

Siège social: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

Il résulte du procès-verbal de la réunion de l'Assemblée Générale Extraordinaire des actionnaires de la Société tenue en date du 29 décembre 2005 que M. Valery Khoroshkovsky, est nommé en tant qu'administrateur-délégué de la Société avec effet au 1er janvier 2006 en remplacement de M. Alexander Abramov.

La Société est valablement représentée par la signature unique de l'administrateur-délégué jusqu'à EUR 30.000.000,-.

Pour mention aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 5 janvier 2006.

Pour avis conforme
TMF MANAGEMENT LUXEMBOURG S.A.
Domiciliataire
Signatures

Enregistré à Luxembourg, le 10 janvier 2006, réf. LSO-BM02784. – Reçu 14 euros.

Le Receveur (signé): D. Hartmann.

(004518.3/805/18) Déposé au registre de commerce et des sociétés de Luxembourg, le 12 janvier 2006.

EVRAZ GROUP S.A., a Luxembourg *Société Anonyme.*
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
Registry of Commerce of Luxembourg B 105.615.

—

It resulted from the minutes of the Extraordinary Shareholders' Meeting of the Company held on December 29, 2005 that Mr. Valery Khoroshkovsky was appointed as managing director (*administrateur-délégué*) of the Company effective as of January 1, 2006, replacing Mr. Alexander Abramov.
The Company is validly represented by the sole signature of the managing director up to € 30,000,000.
Mention for purposes of publication at the Memorial, Book of Companies and Associations (*Recueil des Sociétés et Associations*).

Luxembourg, January 5, 2006.
For certified true notice
TMF MANAGEMENT LUXEMBOURG S.A.
Paying Agent
signatures
Registered in Luxembourg, on January 10, 2006, ref. LSO-BM02784. – Received 14 euros.
The Collector (signed): D. Hartmann
(004518.3/805/18) Filed with the Registry of Commerce and Companies of Luxembourg on January 12, 2006.

EVRAZ GROUP S.A.
SOCIETE ANONYME
1, Allée Scheffer
L-2520 Luxembourg
P.O. Box 8
L-2010 Luxembourg
Luxembourg

Tel.: (352) 241 4331
Fax : (352) 241 4333 00
RCS Luxembourg B 105 615

RECEIVED
2006 AUG -3 P 1:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CORRESPONDANCE
~~BANCAIRE~~

BY REGISTERED LETTER WITH AR
AND BY E-MAIL AT
tvesselovskaya@bankofny.com
mmozhina@bankofny.com
BNY (Nominees) Limited
Attn. Tatyana Vesselovskaya / Maria Mozhina
One Canada Square
London E14 5AL

22 May 2006

Dear Shareholder,

Ref.: Convening notice for the annual general meeting of the shareholders of Evraz Group S.A. (the "Company") to be held in Luxembourg on 20 June 2006 at noon.

We are pleased to convene you to the annual general meeting of the shareholders ("AGM") of the Company, which, in accordance with statutory requirements, will be held on 20 June 2006 at noon at the registered office of the Company.

The agenda of the AGM is as follows:

AGENDA

1. Approval of the Annual Accounts and of the statutory auditor report for the period ended December 31, 2005 and decision for the allocation of the results.

2. Discharge to the Directors of the Company and the statutory auditor for the execution of their mandate until December 31, 2005.

3. Statutory elections

4. Authorization to the Board of Directors to delegate the daily management of the Company's business and to appoint Mr. V.I.Khoroshkovsky as managing director ("CEO") of the Company for the same duration as his mandate as Director of the Company.

5. Miscellaneous.

We enclose for your review prior to the meeting a copy of the annual accounts of the Company for the period ended at December 31, 2005, a copy of the Directors' report and a copy of the statutory auditor's report. We also enclose draft minutes of the meeting.

VOTING PROCEDURE, QUORUM AND MAJORITY

The resolutions on the above-mentioned agenda will be validly adopted by a majority of the shareholders present or represented and irrespective of the number of shareholders present or represented.

VOTE BY PROXY

To the present notice is attached a proxy the purpose of which is to allow any shareholder to appoint in writing as its proxyholder another person who need not be a shareholder.

Shareholders who cannot attend the meeting can vote by using the enclosed proxy form and should then ensure that their completed proxy form is received at the offices of the Company, 1, Allée Scheffer, L-2520 Luxembourg, before 19 June 2006. The proxy form can be returned by fax at ++352 24 14 33 300 or by e-mail at xenia.kotoula@tmf-group.com

The original can follow later, but in any case before 10 July 2006.

We thank you for your attention and look forward to your presence at the meeting.



On behalf of the Board of Directors,

Valery I. Khoroshkovsky, CEO and member of the Board of Directors



Exhibit A3

EVRAZ GROUP S.A.
SOCIETE ANONYME
1, Allée Scheffer
L-2520 Luxembourg
P.O. Box 8
L-2010 Luxembourg
Luxembourg

Tel.: (352) 241 4331
Fax : (352) 241 4333 00
RCS Luxembourg B 105 615

RECEIVED
2006 AUG -3 P 1:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

By registered letter with AR and
By e-mail at mmozhina@bankofny.com
tvesselovskaya@bankofny.com

BNY (Nominees) Limited
Attn. Tatyana Vesselovskaya
Maria Mozhina
One Canada Square
London E14 5AL

29 June 2006

Dear Shareholder,

Ref.: Convening notice for the extraordinary general meeting of the shareholders of Evraz Group S.A. (the "Company") to be held in Luxembourg on 24 July 2006.

We are pleased to convene you to the extraordinary general meeting of the shareholders ("EGM") of the Company, which, will be held in Luxembourg on 24 July 2006.

The agenda of the EGM is as follows:

AGENDA

(A) Approval that, and acknowledgement of the fact that, each of the resolutions to be passed on Agenda items (B) to (E) (below) are conditional on, subject to, and shall have no effect until, the satisfaction of the Amendment Conditions Precedent (*condition suspensive*), and that each of the resolutions passed on Agenda items (B) to (E) (below) shall become null and void and shall have no effect if the Amendment Condition Precedent has not been satisfied by 30 September 2006 (the **Cut Off Time**), whereby,

"Amendment Condition Precedent" shall mean the entry of Greenleas International Holdings Ltd. a company incorporated under the laws of the British Virgin Islands with registration number 1014809 as a shareholder of 50 % of the issued and outstanding ordinary shares of Lanebrook Limited, a company incorporated under the laws of Cyprus with registration number 173839 into the register of shares of Lanebrook Limited;

EVRAZ GROUP S.A.
SOCIETE ANONYME
1, Allée Scheffer
L-2520 Luxembourg
P.O. Box 8
L-2010 Luxembourg
Luxembourg

Tel.: (352) 241 4331
Fax : (352) 241 4333 00
RCS Luxembourg B 105 615

Confirmation that each of the resolutions under Agenda items (B) to (E) shall become effective on the date of but after the satisfaction of the Amendment Condition Precedent.

(B) Amendment of paragraph 10 of article 5 of the articles of incorporation of the Company in order to provide that shares of the Company are in registered form only subject to the satisfaction of the Amendment Condition Precedent (*condition suspensive*). Paragraph 10 of article 5 is amended to read as follows:

"The shares are and will remain in registered form only. No bearer shares are or will be issued by the Company"

(C) Amendment, subject to satisfaction of the Amendment Condition Precedent (*condition suspensive*), of

(i) article 7, paragraphs 2, 3, 5, 6 and 7, of the articles of incorporation of the Company as follows and acknowledgement of the delegation of power and instruction to the Board under agenda item (F) with respect to the completion of the definition of "Amendment Date" hereunder:

"Article 7

[...]

Paragraph 2: *The Board of Directors convenes upon the call of the chairman as often as the interest of the Company so requires or upon the request of any two directors. The chairman, or the secretary (upon instruction of the chairman) must inform each director by sending written notifications on the scheduled meeting (together with the agenda and related distributed materials) no later than three (3) business days prior to the scheduled date of the meeting. The secretary, to the extent one is designated, shall, upon request, assist the chairman in the convening of a meeting.*

Paragraph 3: The chairman will set the agenda for the meeting taking into account all suggestions and requests from other members of the Board of Directors and/or the Chief Executive Officer, and will distribute (or have distributed) the agenda in advance to each director.

[...]

1, Allée Scheffer
L-2520 Luxembourg
P.O. Box 8
L-2010 Luxembourg
Luxembourg

Tel.: (352) 241 4331
Fax : (352) 241 4333 00
RCS Luxembourg B 105 615

Paragraph 5: *At any meeting of the Board of Directors, each director shall have one vote. Each director is expected to attend each meeting, however, directors may also be represented at meetings of the board by another director without limitation as to the number of proxies which a director may accept and vote.*

Paragraph 6: *To the extent duly convened, the Board of Directors shall validly resolve on any matter if at least a simple majority of its members are present or represented (subject to the majority requirements set forth herein). Decisions shall be taken, save as set forth herein, by a simple majority vote of the votes of the directors present or represented (and entitled to vote) at such meeting except that (i) any decision as to the appointment of the chairman of the Board of Directors shall be subject to the favourable vote by an increased majority of seven (7) members of the Board, (ii) any decisions taken by the Board of Directors with respect to the set up, duties or procedures of committees and the appointment or revocation of committee members and resolutions taken with respect to the appointment and revocation of the CFO or any member of senior management reporting directly to the CEO or any delegation of power to any such person and the appointment of the CEO, must be passed by an increased majority of seven (7) members of the Board, (iii) for a period ending on the Amendment Date any decision as to the revocation of the CEO shall be passed by a simple majority vote of all Board members in office and (iv) after the Amendment Date, any decision as to the revocation of the CEO shall be passed by a simple majority vote of the members of the Board present or represented at the relevant meeting. The chairman of the Board shall not have a casting vote.*

"Amendment Date" means for the purpose of the present article the day on which the resolutions passed by the extraordinary general meeting of shareholders of the Company held on July 24 2006 as to, inter alia, the amendments of the present Articles of Incorporation have become effective, being [].

Paragraph 7: *Any director may participate in any meeting of the Board of Directors by conference call or by other similar means of communication allowing all the persons taking part in the meeting to hear one another and to communicate with one another. A meeting may also be held by conference call only. The participation in, or the holding of, a meeting by these means is equivalent to a participation in person at such meeting or the holding of a meeting in person."*

1, Allée Scheffer
L-2520 Luxembourg
P.O. Box 8
L-2010 Luxembourg
Luxembourg

Tel.: (352) 241 4331
Fax : (352) 241 4333 00
RCS Luxembourg B 105 615

And

(ii) Article 9 of the articles of incorporation of the Company as follows:

"Article 9 *The Company will be bound towards third parties (i) in transactions which value is below or equal to Euro 30,000,000.- - by the signature of the CEO; (ii) in transactions which value is above Euro 30,000,000.- – by either (a) the signature of the CEO (provided that the Board of Directors approves such transaction and expressly authorizes the CEO to sign relevant documents) or (b) the signatures of any two directors of the Company (provided that the Board of Directors approves such transaction and expressly authorizes these directors to sign relevant documents); and (iii) in any case by the signature of such person(s) (including any director) to whom signatory power had been delegated by or pursuant to a resolution of the Board of Directors.*"

(D) Re-composition of the Board of Directors, subject to satisfaction of the Amendment Condition Precedent (*condition suspensive*),

(i) by setting of the number of directors to nine (9),

(ii) confirming the mandate of Alexander Abramov, Otari Arshba, James Campbell, Alexander Frolov, Bruno Bolfo and Terry Robinson for a term ending at the general meeting of shareholders approving the annual accounts of the Company for the year ending December 2006,

(iii) acknowledging the resignation of Valery I. Khoroshkovsky as director;

(iv) electing Eugene Shvidler, Eugene Tenenbaum and Olga Pokrovskaya to the Board of Directors of the Company for a term ending at the general meeting of shareholders approving the annual accounts of the Company for the year ending December 2006;

(v) resolving (A) not to change the method of payment and the level of remuneration applicable to directors as currently approved being (a) with respect to an independent non-executive director, (1) a flat quarterly fee (*tantièmes*) of USD 37,500.- and (2) additional quarterly fee in the amount of USD 12,500.- in case of service in any of the committees of the Company, and (b) with respect to all other directors, a flat quarterly fee (*tantièmes*) of USD 1; and

1, Allée Scheffer
L-2520 Luxembourg
P.O. Box 8
L-2010 Luxembourg
Luxembourg

Tel.: (352) 241 4331
Fax : (352) 241 4333 00
RCS Luxembourg B 105 615

(vi) authorising the Chairman of the Board of the Company to sign management service agreements with each independent non-executive director (including any modifications thereto);

(E) Authorisation to the Board of Directors to appoint Mr. Valery I. Khoroshkovsky as CEO, and to delegate day to day management to the CEO;

(F) Instruction and delegation of power to the Board of Directors of the Company, (it being clarified that the resolution taken pursuant to the present Agenda item is not subject to the Amendment Condition Precedent),

(i) upon the satisfaction of the Amendment Condition Precedent, as soon as possible after such satisfaction, to record the satisfaction of the Amendment Condition Precedent and the effectiveness and entry into force of the favourable resolutions taken on Agenda items (B) to (E) by way of notarial deed, to have the definition of the "Amendment Date" completed in the Articles of the Company by having the date of satisfaction of the Amendment Condition Precedent inserted therein and to make a press release on the satisfaction of the Amendment Condition Precedent and effectiveness of the resolutions as follows: "*The Amendment Condition Precedent to the effectiveness of the resolutions taken the extraordinary general meeting of the shareholders of Evraz Group SA held on 24 July 2006 has been satisfied on [] and all such resolutions are in full force and effect as from such date so that the articles of incorporation are amended and the board of directors of Evraz Group SA is recomposed as set forth in such resolutions with effect from [] 2006.*"

(ii) if the Amendment Condition Precedent is not satisfied by the Cut Off Date, to record the non-satisfaction of the Amendment Condition Precedent prior to the Cut Off Date by way of notarial deed and to make a press release on the non-satisfaction of the Amendment Condition Precedent and the voidness of the resolutions taken on Agenda items (B) to (E) as follows: "*The Amendment Condition Precedent to the effectiveness of the resolutions taken at the extraordinary general meeting of the shareholders of Evraz Group S.A. held on 24 July 2006 has not been satisfied prior to September 30, 2006 and as a result all such resolutions are void and of no effect.*"

EVRAZ GROUP S.A.
SOCIETE ANONYME
1, Allée Scheffer
L-2520 Luxembourg
P.O. Box 8
L-2010 Luxembourg
Luxembourg

Tel.: (352) 241 4331
Fax : (352) 241 4333 00
RCS Luxembourg B 105 615

VOTING PROCEDURE, QUORUM AND MAJORITY

The resolutions on the above-mentioned agenda will be validly adopted by a 2/3 majority of the votes of the shareholders present or represented and subject to a quorum of at least 50% of the issued share capital being represented at that meeting.

VOTE BY PROXY

To the present notice is attached a proxy the purpose of which is to allow any shareholder to appoint in writing as its proxyholder another person who need not be a shareholder.

Shareholders who cannot attend the meeting can vote by using the enclosed proxy form and should then ensure that their completed proxy form is received at the offices of the Company, 1, Allée Scheffer, L-2520 Luxembourg, before 23 July 2006. The proxy form can be returned by fax at ++352 24 14 33 300 or by e-mail at xenia.kotoula@tmf-group.com and sophie.mellinger@tmf-group.com

The original can follow later, but in any case before 11 August 2006.

We thank you for your attention and look forward to your presence at the meeting.



On behalf of the Board of Directors,
Alexander V. Frolov, Chairman

POWER OF ATTORNEY

The undersigned

BNY (Nominees) Limited, having its registered office at One Canada Square, London E14 5AL, UK, represented by [XXX], acting in their capacity as [XXX]

Owner of [XXX] shares of Evraz Group S.A. a company, duly incorporated and existing under the laws of Luxembourg, having its registered office at 1, Allée Scheffer, L-2520 Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B 105 615;

Hereby appoints, each acting individually and with full power of substitution:

Ms. Xenia Kotoula and / or Ms. Sophie Mellinger and / or Mr. Jan-Willem van Koeverden Brouwer and / or Mr. Paul van Baarle and / or Mr. Jorge Pérez Lozano

As its attorney-in-fact, with full power to act in its name and on its behalf and to represent it at the extraordinary general shareholders' meeting of the above company, which will be held in Luxembourg on July 24, 2006 with the following agenda:

AGENDA

(A) Approval that, and acknowledgement of the fact that, each of the resolutions to be passed on Agenda items (B) to (E) (below) are conditional on, subject to, and shall have no effect until, the satisfaction of the Amendment Conditions Precedent (*condition suspensive*), and that each of the resolutions passed on Agenda items (B) to (E) (below) shall become null and void and shall have no effect if the Amendment Condition Precedent has not been satisfied by 30 September 2006 (the **Cut Off Time**), whereby,

"Amendment Condition Precedent" shall mean the entry of Greenleas International Holdings Ltd. a company incorporated under the laws of the British Virgin Islands with registration number 1014809 as a shareholder of 50 % of the issued and outstanding ordinary shares of Lanebrook Limited, a company incorporated under the laws of Cyprus with registration number 173839 into the register of shares of Lanebrook Limited;

Confirmation that each of the resolutions under Agenda items (B) to (E) shall become effective on the date of but after the satisfaction of the Amendment Condition Precedent.

(B) Amendment of paragraph 10 of article 5 of the articles of incorporation of the Company in order to provide that shares of the Company are in registered form only subject to the satisfaction of the Amendment Condition Precedent (*condition suspensive*). Paragraph 10 of article 5 is amended to read as follows:

"The shares are and will remain in registered form only. No bearer shares are or will be issued by the Company"

(C) Amendment, subject to satisfaction of the Amendment Condition Precedent (*condition suspensive*), of

(i) article 7, paragraphs 2, 3, 5, 6 and 7, of the articles of incorporation of the Company as follows and acknowledgement of the delegation of power and instruction to the Board under agenda item (F) with respect to the completion of the definition of "Amendment Date" hereunder:

"Article 7

[...]

Paragraph 2: *The Board of Directors convenes upon the call of the chairman as often as the interest of the Company so requires or upon the request of any two directors. The chairman, or the secretary (upon instruction of the chairman) must inform each director by sending written notifications on the scheduled meeting (together with the agenda and related distributed materials) no later than three (3) business days prior to the scheduled date of the meeting. The secretary, to the extent one is designated, shall, upon request, assist the chairman in the convening of a meeting.*

Paragraph 3: The chairman will set the agenda for the meeting taking into account all suggestions and requests from other members of the Board of Directors and/or the Chief Executive Officer, and will distribute (or have distributed) the agenda in advance to each director.

[...]

Paragraph 5: *At any meeting of the Board of Directors, each director shall have one vote. Each director is expected to attend each meeting, however, directors may also be represented at meetings of the board by another director without limitation as to the number of proxies which a director may accept and vote.*

Paragraph 6: *To the extent duly convened, the Board of Directors shall validly resolve on any matter if at least a simple majority of its members are present or represented (subject to the majority requirements set forth herein). Decisions shall be taken, save as set forth herein, by a simple majority vote of the votes of the directors present or represented (and entitled to vote) at such meeting except that (i) any decision as to the appointment of the chairman of the Board of Directors shall be subject to the favourable vote by an increased majority of seven (7) members of the Board, (ii) any decisions taken by the Board of Directors with respect to the set up, duties or procedures of committees and the appointment or revocation of committee members and resolutions taken with respect to the appointment and revocation of the CFO or any member of senior management reporting directly to the CEO or any delegation of power to any such person and the appointment of the CEO, must be passed by an increased majority of seven (7) members of the Board, (iii) for a period ending on the Amendment Date any decision as to the revocation of the CEO shall be passed by a simple majority vote of all Board members in office and (iv) after the Amendment Date, any decision as to the revocation of the CEO shall be passed by a simple majority vote of the members of the Board present or represented at the relevant meeting. The chairman of the Board shall not have a casting vote.*

"Amendment Date" means for the purpose of the present article the day on which the resolutions passed by the extraordinary general meeting of shareholders of the Company held on 24 July 2006 as to, inter alia, the amendments of the present Articles of Incorporation have become effective, being [].

Paragraph 7: *Any director may participate in any meeting of the Board of Directors by conference call or by other similar means of communication allowing all the persons taking part in the meeting to hear one another and to communicate with one another. A meeting may also be held by conference call only. The participation in, or the holding of, a meeting by these means is equivalent to a participation in person at such meeting or the holding of a meeting in person."*

And

(ii) Article 9 of the articles of incorporation of the Company as follows:

"Article 9 *The Company will be bound towards third parties (i) in transactions which value is below or equal to Euro 30,000,000.- - by the signature of the CEO; (ii) in transactions which value is above Euro 30,000,000.- – by either (a) the signature of the CEO (provided that the Board of Directors approves such transaction and expressly authorizes the CEO to sign relevant documents) or (b) the signatures of any two directors of the Company (provided that the Board of Directors approves such transaction and expressly authorizes these directors to sign relevant documents); and (iii) in any case by the signature of such person(s) (including any director) to whom signatory power had been delegated by or pursuant to a resolution of the Board of Directors."*

(D) Re-composition of the Board of Directors, subject to satisfaction of the Amendment Condition Precedent (*condition suspensive*),

(i) by setting of the number of directors to nine (9),

(ii) confirming the mandate of Alexander Abramov, Otari Arshba, James Campbell, Alexander Frolov, Bruno Bolfo and Terry Robinson for a term ending at the general meeting of shareholders approving the annual accounts of the Company for the year ending December 2006,

(iii) acknowledging the resignation of Valery I. Khoroshkovsky as director;

(iv) electing Eugene Shvidler, Eugene Tenenbaum and Olga Pokrovskaya to the Board of Directors of the Company for a term ending at the general meeting of shareholders approving the annual accounts of the Company for the year ending December 2006;

(v) resolving (A) not to change the method of payment and the level of remuneration applicable to directors as currently approved being (a) with respect to an independent non-executive director, (1) a flat quarterly fee (*tantièmes*) of USD 37,500.- and (2) additional quarterly fee in the amount of USD 12,500.- in case of service in any of the committees of the Company, and (b) with respect to all other directors, a flat quarterly fee (*tantièmes*) of USD 1; and

(vi) authorising the Chairman of the Board of the Company to sign management service agreements with each independent non-executive director (including any modifications thereto);

(E) Authorisation to the Board of Directors to appoint Mr. Valery I. Khoroshkovsky as CEO, and to delegate day to day management to the CEO;

(F) Instruction and delegation of power to the Board of Directors of the Company, (it being clarified that the resolution taken pursuant to the present Agenda item is not subject to the Amendment Condition Precedent),

(i) upon the satisfaction of the Amendment Condition Precedent, as soon as possible after such satisfaction, to record the satisfaction of the Amendment

Condition Precedent and the effectiveness and entry into force of the favourable resolutions taken on Agenda items (B) to (E) by way of notarial deed, to have the definition of the "Amendment Date" completed in the Articles of the Company by having the date of satisfaction of the Amendment Condition Precedent inserted therein and to make a press release on the satisfaction of the Amendment Condition Precedent and effectiveness of the resolutions as follows: "*The Amendment Condition Precedent to the effectiveness of the resolutions taken the extraordinary general meeting of the shareholders of Evraz Group SA held on 24 July 2006 has been satisfied on [] and all such resolutions are in full force and effect as from such date so that the articles of incorporation are amended and the board of directors of Evraz Group SA is recomposed as set forth in such r esolutions with effect from [] 2006.*"

(ii) if the Amendment Condition Precedent is not satisfied by the Cut Off Date, to record the non-satisfaction of the Amendment Condition Precedent prior to the Cut Off Date by way of notarial deed and to make a press release on the non-satisfaction of the Amendment Condition Precedent and the voidness of the resolutions taken on Agenda items (B) to (E) as follows: "*The Amendment Condition Precedent to the effectiveness of the resolutions taken at the extraordinary general meeting of the shareholders of Evraz Group S.A. held on 24 July 2006 has not been satisfied prior to 30 September2006 and as a result all such resolutions are void and of no effect.*"

The Attorney-in-fact shall have the broadest powers whatsoever, including the power of substitution, to represent and bind the undersigned at such meeting, or any subsequent meeting having the same agenda and to, in its name and for its account, take any decision, sign any document, make any resolution, and generally do anything necessary or useful for the contemplated agenda.

Done in _______________, on _______________.

____

BNY (Nominees) Limited

LEGISLATION

MEMORIAL
Journal Officiel du Grand-Duché de Luxembourg



MEMORIAL
Amtsblatt des Großherzogtums Luxemburg

RECUEIL DES SOCIETES ET ASSOCIATIONS

Le présent recueil contient les publications prévues par la loi modifiée du 10 août 1915 concernant les sociétés commerciales et par loi modifiée du 21 avril 1928 sur les associations et les fondations sans but lucratif.

C — N° 1273 **1er juillet 2006**

RECEIVED
2006 AUG -3 P 1:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SOMMAIRE

CAPITALIA INVESTMENT MANAGEMENT S.A., Société Anonyme.
Siège social: L-2449 Luxembourg, 26, boulevard Royal.
R. C. Luxembourg B 9.197.

—

Il résulte des résolutions du Conseil d'Administration du 27 janvier 2006 que:

- Monsieur Yeltekin Vedat Sertac est coopté comme Administrateur (adresse professionnelle: via G.G. Belli 86 - 00193 Rome).

Pour mention aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

CAPITALIA INVESTMENT MANAGEMENT S.A.
Signature

Enregistré à Luxembourg, le 15 mars 2006, réf. LSO-BO02860. – Reçu 14 euros.

Le Receveur (signé): Signature.

(035894//14) Déposé au registre de commerce et des sociétés de Luxembourg, le 21 avril 2006.

EVRAZ GROUP S.A., Société Anonyme.

Siège social: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

Le bilan au 31 décembre 2004, enregistré à Luxembourg, le 20 avril 2006, réf. LSO-BP04124, a été déposé au registre de commerce et des sociétés de Luxembourg, le 21 avril 2006.

Pour mention aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 20 avril 2006.

TMF MANAGEMENT LUXEMBOURG S.A.

Signatures

(035847/805/12) Déposé au registre de commerce et des sociétés de Luxembourg, le 21 avril 2006.

EVRAZ GROUP S.A., a Luxembourg *Société Anonyme.*
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
Registry of Commerce of Luxembourg B 105.615.

—

The balance sheet as at December 31, 2004, registered in Luxembourg, on April 20, 2006, ref. LSO-BP04124, was filed with the Registry of Commerce and Companies of Luxembourg on April 21, 2006.
Mention for purposes of publication at the Memorial, Book of Companies and Associations (*Recueil des Sociétés et Associations*).

Luxembourg, April 20, 2006.
TMF MANAGEMENT LUXEMBOURG S.A.
Signatures
(035847/805/12) Filed with the Registry of Commerce and Companies of Luxembourg on April 21, 2006.

Exhibit A5

MEMORIAL
Journal Officiel
du Grand-Duché de
Luxembourg



MEMORIAL
Amtsblatt
des Großherzogtums
Luxemburg

RECUEIL DES SOCIETES ET ASSOCIATIONS

Le présent recueil contient les publications prévues par la loi modifiée du 10 août 1915 concernant les sociétés commerciales et par loi modifiée du 21 avril 1928 sur les associations et les fondations sans but lucratif.

C — N° 1369 **15 juillet 2006**

RECEIVED 2006 AUG -3 P 1:00 OFFICE OF INTERNATIONAL CORPORATE FINANCE

SOMMAIRE

RO-IMMO S.A., Société Anonyme.

R. C. Luxembourg B 40.663.

—

Par la présente, nous vous informons que le domicile de la société mentionnée ci-dessus est dénoncé avec effet immédiat. Le contrat de domiciliation existant entre BENELUX TRUST et la société a été résilié à la même date.

Madame Anne Compère, Monsieur Roeland P. Pels et Monsieur Bart Zech ont démissionné de leur poste d'Administrateur en date du 8 mai 2006, et la société GALINA INCORPORATED a démissionné de son poste de Commissaire aux Comptes à la même date.

Le 8 mai 2006.

Pour BENELUX TRUST (LUXEMBOURG), S.à r.l.
Société domiciliataire
R.P. Pels

Enregistré à Luxembourg, le 9 mai 2006, réf. LSO-BQ02201. – Reçu 14 euros.

Le Receveur (signé): D. Hartmann.

(041337//16) Déposé au registre de commerce et des sociétés de Luxembourg, le 10 mai 2006.

EVRAZ GROUP S.A., Société Anonyme.

Siège social: L-2520 Luxembourg, 1, allée Scheffer.

R. C. Luxembourg B 105.615.

—

Il résulte du procès-verbal de la réunion du Conseil d'Administration de la Société tenue en date du 24 novembre 2005 que M. Alexander Frolov est nommé en tant que Président du Conseil d'Administration de la Société avec effet au 1er mai 2006.

Pour mention aux fins de la publication au Mémorial, Recueil des Sociétés et Associations.

Luxembourg, le 2 mai 2006.

Pour avis conforme
TMF MANAGEMENT LUXEMBOURG S.A.
Domiciliataire
Signatures

Enregistré à Luxembourg, le 3 mai 2006, réf. LSO-BQ00435. – Reçu 14 euros.

Le Receveur (signé): D. Hartmann.

(040142/805/17) Déposé au registre de commerce et des sociétés de Luxembourg, le 8 mai 2006.

EVRAZ GROUP S.A., a Luxembourg *Société Anonyme.*
Registered office: L-2520 Luxembourg, 1, allée Scheffer.
Registry of Commerce of Luxembourg B 105.615.

—

It resulted from the minutes of the Board of Directors' meeting of the Company held on November 24, 2005 that Mr. Alexander Frolov was appointed as Chairman of the Board of Directors of the Company effective as of May 1, 2006.
Mention for purposes of publication at the Memorial, Book of Companies and Associations (*Recueil des Sociétés et Associations*).

Luxembourg, May 2, 2006.
For certified true notice
TMF MANAGEMENT LUXEMBOURG S.A.
Paying Agent
signatures
Registered in Luxembourg, on May 3, 2006, ref. LSO-BQ00435. – Received 14 euros.
The Collector (signed): D. Hartmann
(040142/805/17) Filed with the Registry of Commerce and Companies of Luxembourg on May 8, 2006.

Exhibit B1

Regulatory Announcement

RECEIVED
2006 AUG -3 P 1:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	Evraz Group S.A.
TIDM	EVR
Headline	2005 Trading Update
Released	07:00 17-Jan-06
Number	0143X

RNS Number:0143X
Evraz Group S.A.
17 January 2006

17.01.2006

Evraz Group releases 2005 trading update

January 17, 2006 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, today released its 2005 trading update*.

Product	4Q 2005, thousand tonnes	4Q 2005 / 4Q 2004, change	2005, thousand tonnes	2005/2004 change, %
Steel division				
Pig iron	2,959	-1.4%	11,457	-0.9%
Steel	3,639	+5.1%	13,852	+1.2%
Rolled products(1)	3,239	+3.7%	12,226	+0.6%
Mining division(2)				
Iron ore (saleable products)				
Concentrate	598	-8.7%	2,709	+10.2%
Sinter	2,045	-11.9%	8,778	+11.2%
Pellets	1,410	-2.7%	5,180	+56.2%
Coal (mined)				
Coking coal	190	n/a	538	n/a
Steam coal	13	n/a	50	n/a
Equity investments(3)				
Coking coal (Raspadskaya)	1,648	-14.1%	6,395	n/a
Coking and steam coal(Yuzhkuzbassugol)	4,731	n/a	17,085	n/a

* All information on production volumes of the enterprises presented in the press release concerns only the period of their operation within Evraz Group except data for Yuzhkuzbassugol and Raspadskaya Mine, which are full year production volumes.

(1) Operational results of Palini & Bertoli are consolidated into the Group since September 2005. Operational results of Vitkovice Steel are consolidated since December 2005. The total volume of rolled steel products excludes those re-rolled at other Group's plants. These volumes are eliminated as intercompany sales for purposes of Evraz consolidated operating results.

(2) Operational results of Evrazruda are consolidated for the full 12 month

periods of the years 2005 and 2004. Operational results of Kachkanarsky GOK are consolidated since June 2004. Mine 12 operational results are consolidated into the Group since April 2005.

(3) Evraz Group holds a 47.8% effective interest in Raspadskaya Mine and 50% interest in Yuzhkuzbassugol.

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com

This information is provided by RNS
The company news service from the London Stock Exchange

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©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

RECEIVED
2006 AUG -3 P 1:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



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Company	Evraz Group S.A.
TIDM	EVR
Headline	Result of Meeting
Released	13:49 20-Jan-06
Number	2436X

RNS Number:2436X
Evraz Group S.A.
20 January 2006

20.01.2006

Evraz's representatives elected to governing bodies of Vitkovice Steel

January 20, 2006 - Evraz Group S.A. (LSE: EVR) ("the Group"), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, announces that its five nominees were elected to the governing bodies of Vitkovice Steel, a.s.

At the shareholders' general meeting of Vitkovice Steel held today in Ostrava, Mr. Valery Khoroshkovsky, Evraz's CEO; Mr. Alexander Frolov, Evraz's Managing Director Corporate; Mr. Pavel Tatyanin, Evraz's CFO; and Mr. Antonino Craparotta, Evraz's Senior Vice President on Competitiveness, were elected to Vitkovice Steel's Supervisory Board, and Mr. Frolov was appointed as Chairman of the Supervisory Board. In addition, Mr. Alexander Sorokin, Evraz's Director International Operations, was elected to Vitkovice Steel's Board of Directors.

Alexander Sorokin commented:

"The representation of Evraz's senior executives in the governing bodies of Vitkovice Steel reflects our intention to align the operations of Vitkovice Steel with those of Evraz's other operating companies and to maximise synergies and benefits from the integration of the largest Czech platemaker into the Group's business structure. "

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

Notes to editors

Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses with operations mainly in Russia. In 2005, Evraz Group produced 13.9 million tonnes of crude steel. Evraz Group's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region and West Siberian (ZapSib) and Novokuznetsk (NKMK) in Siberia, as well as Palini & Bertoli in Italy and Vitkovice Steel in the Czech Republic. Its fast-growing mining businesses comprise Evrazruda, the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes and Neryungriugol coal company and equity interests in the Raspadskaya and Yuzhkuzbassugol coal mines. The mining assets enable Evraz Group to be a vertically-integrated steel producer. Evraz Group

also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates access to Asian export markets.

Vitkovice Steel, a.s. is the largest steel plate manufacturer in the Czech Republic, located in the city of Ostrava in the Moravia region. Vitkovice Steel produced 870,000 tonnes of steel products in 2004, mostly high-quality steel plate. In November 2005, Evraz Group completed the acquisition of 98.96% of the shares of Vitkovice Steel.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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RECEIVED
2006 AUG -3 P 1:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Company	Evraz Group S.A.
TIDM	EVR
Headline	Transfer of Shares
Released	16:43 30-Jan-06
Number	6497X

RNS Number:6497X
Evraz Group S.A.
30 January 2006

NOT FOR RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA.

30.01.2006

Notification of transfer of shares in Evraz Group S.A. by Crosland Global Limited, and related placement of Evraz's GDRs with insititutional investors

January 30, 2006 - Evraz Group S.A. (the "Company", LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, announces that it has been notified today by Crosland Global Ltd. ("the Transferor"), its major shareholder, and BNY (Nominees) Limited (the "Transferee"), that the Transferor deposited with the Transferee, acting as custodian for The Bank of New York as depositary for the Company's GDR facilities, 7,014,259 shares (the "Deposited Shares"), resulting in the issue of 21,042,777 global depository receipts (GDRs), representing approximately 6% of the Company's issued share capital.

The Company understands that the transfer by Crosland Global Ltd. is pursuant to a placement of the GDRs to certain institutional investors that was completed on January 30, 2006 for a price of U.S. $18.50 per GDR. The Transferor is indirectly owned by, amongst others, Mr. Alexander Abramov, Mr. Alexander Frolov and Mr. Valery Khoroshkovsky. Mr. Khoroshkovsky is the Company's Chief Executive Officer, and all three are members of its Board of Directors.

Acting on behalf of the Company, its Chief Executive Officer, Mr. Khoroshkovsky, has acknowledged and accepted the transfer of the Deposited Shares, and the Company has duly registered the transfer of the Deposited Shares in the register of Company's shareholders.

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

This document is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The offer and sale of the securities has not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered or sold in the United States absent such registration other than pursuant to an applicable exemption from registration. There will be no public offering of the securities in the United States.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Any offer of securities to the public that may be deemed to be made pursuant to this communication in any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive.

This press release is not a public offer or advertisement of securities in the Russian Federation, and is not an offer, or an invitation to make offers, to purchase any securities in the Russian Federation.

This information is provided by RNS
The company news service from the London Stock Exchange

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©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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RECEIVED
2006 AUG -3 P 1:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Company	Evraz Group S.A.
TIDM	EVR
Headline	Blocklisting Interim Review
Released	12:37 21-Feb-06
Number	7123Y

RNS Number:7123Y
Evraz Group S.A.
21 February 2006

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 21 February 2006

1. Name of applicant:

Evraz Group S.A. ("the Company")

2. Name of scheme

Global Depository Receipts ("GDRs") with three GDRs representing one ordinary share in the Company

3. Period of return:

From 8 June 2005 To 31 January 2006

4. Balance under scheme from previous return:

N/A

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

0

6. Number of securities issued/allotted under scheme during period:

21,042,777

7. Balance under scheme not yet issued / allotted at end of period

91,888,414

8. Number and class of securities originally listed and the date of admission

29,100,000 GDRs on 8 June 2005

9. Total number of securities in issue at the end of the period

50,142,777

Name of contact

Irina Kibina

Address of contact

1, Allee Scheffer, L-2520 Luxembourg

Telephone number of contact

+7 (495) 232-1370

Signed by

Company secretary

Antonino Craparotta

Name of applicant

Evraz Group S.A.

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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RECEIVED
2006 AUG -3 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Company	Evraz Group S.A.
TIDM	EVR
Headline	Notice of Results
Released	07:01 27-Feb-06
Number	9578Y

RNS Number:9578Y
Evraz Group S.A.
27 February 2006

Notice of results

February 27, 2006 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, announces that it will release financial results for the 12 months ended 31 December 2005 on Thursday, 27 April 2006.

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses with operations mainly in Russia. In 2005, Evraz Group produced 13.9 million tonnes of crude steel. Evraz Group's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region and West Siberian (ZapSib) and Novokuznetsk (NKMK) in Siberia, as well as Palini e Bertoli in Italy and Vitkovice Steel in the Czech Republic. Its fast-growing mining businesses comprise Evrazruda, the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes and Neryungriugol coal company and equity interests in the Raspadskaya and Yuzhkuzbassugol coal mines. The mining assets enable Evraz Group to be a vertically-integrated steel producer. Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates its access to Asian export markets.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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RECEIVED
2006 AUG -3 P 1:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Company	Evraz Group S.A.
TIDM	EVR
Headline	Statement re. Press Comment
Released	07:00 21-Mar-06
Number	0961A

RNS Number:0961A
Evraz Group S.A.
20 March 2006

20.03.2006

Statement re. press speculation

Evraz Group S.A. (LSE: EVR) is aware of certain rumours circulating in the market relating to potential transactions in its shares and does not propose to comment on this market speculation or rumour.

Evraz Group confirms it is aware of its disclosure obligations as a listed company.

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Exhibit B7

Regulatory Announcement

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RECEIVED
2006 AUG -3 P 1:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Company	Evraz Group S.A.
TIDM	EVR
Headline	Acquisition
Released	07:07 10-Apr-06
Number	2627B

RNS Number:2627B
Evraz Group S.A.
10 April 2006

10.04.2006

Evraz acquires leading vanadium producer Stratcor

April 10, 2006 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, announced today it has signed an agreement with the major shareholders of Strategic Minerals Corporation (Stratcor or Corporation), one of the world's leading producers of vanadium products, to purchase outstanding shares of the Corporation, for about US$110 million.

Upon consummation in full of the transaction, Evraz Group will acquire outstanding Stratcor's shares representing an economic interest in the Corporation of approximately 73 percent. Sojitz, a Japanese trading company, will retain a strategic shareholding in the Corporation. The transaction will be financed from Evraz's own funds. Final closing is subject to customary conditions and approvals.

Commenting, Valery Khoroshkovsky, Evraz Group's CEO, said,

"The transaction will compensate for the absence of Evraz's own vanadium processing facilities and will ensure strategic exposure of the Company to attractive markets of high value-added vanadium products. Evraz will also benefit from Stratcor's advanced technical know-how and outstanding marketing expertise".

# # #

Notes for editors:

Vanadium is widely used in the production of high-strength steels, titanium, and chemical and petrochemical products.

Strategic Minerals Corporation, a privately-held company, headquartered in Danbury, Connecticut, USA, is one of the world's leading producers of vanadium alloys and chemicals for the steel, chemical, and titanium industries. It has two wholly-owned subsidiaries - Stratcor, Inc. with a plant in Hot Springs, Arkansas, USA (40% of world production of vanadium chemicals and alloys), and Vametco Minerals Corporation with a mine and a plant in Brits, South Africa (5% of world production of vanadium, including Nitrovan(R) vanadium, a unique vanadium-nitrogen strengthener). Sales are conducted through Stratcor, Inc.'s sales office in Pittsburgh, Pennsylvania, USA, and a number of agents, including Sojitz of Japan. In 2005, revenues amounted to US$247 million(1), EBITDA - US$109 million(1). The Corporation employs 543 people. For further information visit www.stratcor.com

Evraz is the largest producer (21% of the world primary vanadium raw supply) of

vanadium slag in Russia which is a by-product of steelmaking process at its Nizhny Tagil steel mill. Evraz has no processing facilities to produce vanadium products from slag, and currently all slag is supplied to vanadium producers in Russia and China.

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

----
(1) Estimate, Stratcor.

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The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Trading Statement
Released	12:42 13-Apr-06
Number	5169B

RNS Number:5169B
Evraz Group S.A.
13 April 2006

13.04.2006

Evraz Group releases Q1 2006 trading update

April 13, 2006 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, today released its Q1 2006 trading update•.

Product	Q1 2006, thousand tonnes	Q1 2005, thousand tonnes	Q1 2006/ Q1 2005 change, %	Q1 2006/ Q4 2005 change, %
Steel division				
Pig iron	3,071	3,032	+1.3%	+3.9%
Steel	3,841	3,541	+8.5%	+5.6%
Rolled products(1)	3,405	3,049	+11.6%	+5.8%
Mining division(2)				
Iron ore (saleable products)				
Concentrate	499	624	-20.0%	-16.6%
Sinter	2,046	2,310	-11.4%	+0.1%
Pellets	1,473	1,476	-0.2%	+4.5%
Coal (mined)				
Coking coal	206	n/a	n/a	+8.0%
Steam coal	12	n/a	n/a	-4.4%
Equity investments(3)				
Coking coal(Raspadskaya)	1,594	1,987	-19.8%	-3.3%
Coking and steam coal (Yuzhkuzbassugol)(2)	3,514	n/a	n/a	n/a

• All information on production volumes of the enterprises presented in the press release concerns only the period of their operation within Evraz Group. Q1 and Q4 2005 trading results are set forth by the same methodology as Q1 2006 results. The total volume of rolled steel products excludes those re-rolled at other Group's plants. These volumes are eliminated as intercompany sales for purposes of Evraz's consolidated operating results.

(1) Operational results of Palini e Bertoli are consolidated into the Group since September 2005 and of Vitkovice Steel since December 2005.
(2) Mine 12 operational results are consolidated into the Group since April 2005. Operational Results of Yuzhkuzbassugol are consolidated into the Group since December 31, 2005.
(3) Evraz Group holds 47.8% interest in Raspadskaya Mine and 50% interest in Yuzhkuzbassugol.

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com

This information is provided by RNS
The company news service from the London Stock Exchange

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©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2006 AUG -3 P 1:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Company	Evraz Group S.A.
TIDM	EVR
Headline	Notice of 2005 Results
Released	09:18 24-Apr-06
Number	8581B

RNS Number:8581B
Evraz Group S.A.
24 April 2006

24.04.2006

NOTICE OF 2005 PRELIMINARY RESULTS

Evraz Group S.A. will be announcing its preliminary results for the year ended December 31, 2005 on Thursday, April 27, 2006.

A conference call to discuss the results will be hosted by

Alexander Frolov	Chairman Designate
Valery Khoroshkovsky	CEO
Pavel Tatyanin	Senior Vice President and CFO

on Thursday, April 27, 2006 at:
- 6 pm (Moscow Time)
- 3 pm (London Time)
- 10 am (New York Time)

Dial-in numbers to access the conference call are as follows:

8 10 800 2992 3011	in Russia
+41 91 610 56 00	in Europe and ROW
+44 (0) 207 107 0611	in the UK
+1 (1) 866 291 4166	in the USA

A playback facility will be available 1 hour after the conference call for 48 hours. Participants requesting the playback facility should dial:

+41 91 612 4330	in Europe and ROW
+44 (0) 20 7108 6233	in the UK
+1 (1) 866 416 2558	in the USA

and enter the ID 463 followed by the # sign.

The presentation will be available on the Group's web-site
www.evraz.com/investor/annual/
on Thursday, April 27, 2006 from 10.30 a.m. (Moscow Time). To avoid any technical inconvenience during the conference call, it is recommended that participants download the presentation in advance.

###

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2006 AUG -3 P 1:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Company	Evraz Group S.A.
TIDM	EVR
Headline	Final Results
Released	07:00 27-Apr-06
Number	0740C

RNS Number:0740C
Evraz Group S.A.
27 April 2006

FOR IMMEDIATE RELEASE 27.04.2006

PRELIMINARY RESULTS FOR YEAR ENDED DECEMBER 31, 2005

Excellent progress against IPO commitments

April 27, 2006 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, today announces its preliminary results for the year ended 31 December 2005 with a strong year-on-year growth in revenues and excellent progress against IPO commitments.

IPO Commitments Highlights:

Strong results in testing market environment

- Record revenues driven by strong domestic growth
- Adjusted EBITDA of US$1,859.8 million
- Record cash flow from operations of US$1,496.1 million, up 58.1%

Full year to December 31 (US$ million unless stated)	2005	2004	Change
Revenues	6,508.1	5,933.1	9.7%
EBITDA (1)	1,859.8	2,017.3	(7.8%)
Profit from operations	1,584.5	1,836.6	(13.7%)
Net profit (2)	905.2	1,179.6	(23.3%)
Operational cash flow	1,496.1	946.5	58.1%
Earnings per share (3), US$	8.03	11.0	

(1) Adjusted EBITDA (refer to Attachment 1 for reconciliation to profit from operations)
(2) Net profit attributable to equity holders of the parent entity
(3) 1 share is represented by 3 GDRs

Delivering superior growth

- 18.3% growth in Russian sales
- Acquisitions of Palini e Bertoli and Vitkovice Steel enhances access to higher quality downstream export markets and improved profitability and cash generation

Expanded mining platform

- Strong growth in mining, with revenues up 61.9% and EBITDA up 180.4%
- Increased coking coal and iron ore resources through acquisitions of

Mine 12 and Evrazruda. Effective 30 December 2005, the acquisition of the 50% interest in Yuzhkuzbassugol will additionally significantly increase the Group's coking coal entitlements

Investments strengthening long-term cost competitiveness

- $695 million capex to increase cost efficiency delivered on time

Enhanced corporate structure and transparency

- Consolidating subsidiary ownership structure by acquiring minority interests at an investment cost of $414.5 million
- Improved corporate governance and management accountability with split of Chairman and CEO roles

Commenting on the results, Alexander Abramov, Evraz's Chairman, said: "We have made excellent progress against our IPO commitments in testing business conditions for the steel industry, in particular in the second half of the year. Strong growth in Russian markets has reinforced our position as Russia's leading long products producer and we have made excellent progress in diversifying into high quality export markets. We have expanded our mining platform, significantly increasing our self-sufficiency levels in coking coal and iron ore and enhancing profit potential through vertical integration. Furthermore, our ongoing capex initiatives have further improved our cost efficiency and will continue to yield further benefits in the coming years. We remain focused on strengthening our superior long-term competitive position across all of Evraz's businesses and delivering sustainable value to shareholders irrespective of market conditions".

Summary Results:

Evraz consolidated revenues increased by 9.7% to US$ 6,508.1 million in 2005 from US$5,933.1 million in 2004. The majority of this increase is attributable to higher average sales prices for steel products in Russia, as well as a better pricing environment for sales of vanadium slag, coke and coking products. Total volumes of steel products sold in 2005 did not change significantly compared to 2004.

In 2005, consolidated cost of revenues amounted to US$4,159.9 million compared to US$3,514.0 million in 2004. Cost of revenues as a percentage of consolidated revenues increased from 59.2% reported in 2004 to 63.9% in 2005. Whilst during the year raw materials prices increased significantly, the growth of Evraz's own iron ore production shielded their effect on consolidated gross profit to a considerable extent. Gross profit was down 4.0% year-on-year at US$2,348.2 million in 2005, compared to US$2,447.1 million in 2004.

In 2005, revenues from Russian sales amounted to US$3,889.1 million, or 59.8% of total sales, compared with $3,288.1 million and 55.4% in 2004. The increased share of domestic revenues was attributable to stronger prices in the Russian market compared to non-Russian markets.

Profit from operations decreased by 13.7% to US$1,584.5 million in 2005, compared to US$1,836.6 million in 2004. Profit from operations as a percentage of consolidated revenues decreased from 31.0% in 2004 to 24.3% in 2005. This decline is attributable to the decrease in consolidated gross profit margin and increased selling and general and administrative expenses in 2005.

Consolidated EBITDA decreased by 7.8% in 2005 to US$1,859.8 million, or 28.6% of revenues, compared to US$2,017.3 million in 2004, or 34.0% of revenues.

In 2005, the Company reported consolidated net profit attributable to equity holders of Evraz Group of US$905.2 million, compared to US$1,179.6 million in 2004. In 2005, the income tax charge amounted to $476.5 million which corresponds to an effective tax rate of 31.4%, up from 21.9% in 2004.

Review of Operations

Steel Segment Results

Full year to December 31 (US$ million unless stated)	2005	2004	Change
Revenues	6,221.1	5,809.0	7.1%
Profit from operations	1,310.8	1,742.3	(24.8%)
Adjusted EBITDA	1,510.3	1,899.3	(20.4%)
EBITDA margin	24.3%	32.7%	

Steel Segment Production

Full year to December 31 (million tonnes)	2005	2004	Change
Pig Iron	11.5	11.6	(0.9%)
Steel	13.85	13.69	(1.2%)
Rolled products	12.1	12.0	0.8%

Steel Segment Sales

	Year ended 31 December				
	2005		2004		2005 v 2004
	US$ million	% of total	US$ million	% of total	% change
Construction products	1,755.1	28.2%	1,606.1	27.6%	9.3%
of which Vitkovice Steel	10.5	0.2%	n/a	n/a	n/a
Railway products	884.1	14.2%	658.2	11.3%	34.3%
Mining products	121.2	1.9%	113.2	1.9%	7.0%
Semi-finished products	2,203.2	35.4%	2,350.8	40.5%	(6.3)%
Other steel products	527.5	8.5%	377.9	6.5%	39.6%
of which Palini	104.5	1.7%	n/a	n/a	n/a
of which Vitkovice Steel	69.9	1.1%	n/a	n/a	n/a
Other products	729.9	11.7%	702.9	12.1%	3.9%

Steel segment revenues for 2005 were US$6,221.1 million, an increase of 7.1% compared with segment revenue of US$5,809.0 million in 2004. Steel segment revenues were affected by increased volumes and higher prices for certain steel products and by the acquisitions of Palini e Bertoli in August 2005 and Vitkovice Steel in November 2005, both of which produce mainly high value added flat products.

Robust performance in Evraz's key sectors - construction and railway products - contributed to the growth of steel sales. Sales of construction products grew by volumes around 5% on 2004 and amounted to 4.00 million tonnes, or 31.0% of total volumes. Sales of railway products were up 13% in volume terms reaching 1.65 million tonnes, or 12.8% of total volumes. Steel segment revenues were affected by the positive pricing momentum for these products; e.g. prices for railway products increased by 19% on average, while prices for steel products sold to

the construction sector went up approximately 4% year-on-year.

Contribution of newly acquired Palini e Bertoli (since August 2005) and Vitkovice Steel (since mid-November 2005) supported non-Russian sales to make them flat year-on-year in value terms.

In 2005, the steel segment profit from operations decreased by 24.8% to US$1,310.8 million, or 21.1% of steel segment revenues, from US$1,742.3 million, or 30.0% of steel segment revenues in 2004. Increased raw material cost and higher SG&A costs contributed to a decline in profit from steel segment operations, but their impact was significantly offset by increased mining segment margins resulting from growth in internal supplies of iron ore. Stronger pricing for vanadium slag, coke and coking products also mitigated these cost pressures.

In 2005 EBITDA in the steel segment totalled US$1,510.3 million, or 24.3% of steel segment revenues, compared to US$ 1,899.3 million in 2004, or 32.7% of steel segment revenues.

Mining Segment Results

Full year to December 31 (US$ million unless stated)	2005	2004	Change
Revenues	989.1	610.8	61.9%
Profit from operations	259.1	91.8	182.3%
Adjusted EBITDA	313.3	111.7	180.4%
EBITDA margin	31.7%	18.3%	

Mining Segment Production

Full year to December 31 (million tonnes)	2005	2004	Change
Iron ore			
Concentrate	2.7	2.5	10.1%
Sinter	8.8	7.9	11.2%
Pellets	5.2	3.3	56.2%
Reference			
Coking coal (Raspadskaya)	6.4	n/a	n/a

Mining segment revenue grew by 61.9% to US$989.1 million in 2005, compared to US$610.8 million in 2004. 85.1% of the revenues from mining segment sales are generated by intercompany sales, providing for material vertical integration benefits. Self-sufficiency in iron ore increased to 76%, and additionally there were third party sales effectively increasing the Group's operational requirement coverage in iron ore to 86%. A major contributor to this growth was the acquisition of KGOK in May 2004. Revenues attributable to KGOK in 2005 amounted to US$508.1 million compared with US$209.4 million in 2004.

The mining segment profit from operations increased by 182.3% to US$259.1 million in 2005, 26.2% of mining segment revenues. This compares with US$91.8 million, 15.0% of mining segment revenues in 2004. The increase is largely attributable to the acquisition of KGOK as well as higher iron ore prices and improved overall efficiency.

EBITDA in the mining segment rose by 180.4% to US$313.3 million in 2005, or 31.7% of mining segment revenues, compared with US$111.7 million in 2004.

Consolidated Group Financial Position

Cash flow

Cash flow from operating activities was a record US$1,496.1 million compared with US$946.5 million in 2004, some 58.1% higher than in 2004. The increase in net cash generated by operations was primarily due to a substantial decrease in net working capital requirement. Such improvement in working capital management resulted in an additional US$89.7 million of cash being generated from existing operating activities (2004 net outflow from working capital was US$649.4 million). Net working capital(1) to revenue ratio in 2005 remained flat at 19% due to a number of acquisitions being made in the course of 2005 and therefore additional working capital being consolidated on the Company's balance sheet as at 31 December 2005.

(1) Net working capital estimated as sum of inventories, trade and other receivables, prepayments, receivables from related parties, taxes recoverable, restricted deposits at banks less sum of trade and other payables, advances from customers, payables to related parties (adjusted for amounts not related to trading activities) and taxes payable.

Cash used in investing activities was US$1,764.2 million in 2005 as compared to US$816.7 million in 2004.

In 2005 capital expenditure peaked at US$695.4 million, including US$563.9 million attributable to the steel segment and US$120.9 million attributable to the mining segment. Steel segment capital expenditure represents the high point in the Group's planned modernisation programme, driven by the Group's intent to improve steel production efficiency and achieve sustainable competitive advantage.

Acquisitions of subsidiaries (Palini e Bertoli, Vitkovice Steel) and associates (Yuzhkuzbassugol) generated cash outflows of US$712.1 million. A total of US$414.5 million was used to buy out minorities in subsidiaries.

Balance sheet

Net debt(2) increased as compared to 31 December 2004 by US$636.4 million to US$1,709.5 million as of 31 December 2005. Cash reserves were up by 118.7% as compared to 31 December 2004 to US$640.8 million as of 31 December 2005. Liquidity, defined as cash reserves and amounts available under unrestricted credit lines, reached US$1,316 million at 31 December 2005 compared to US$563 million at 31 December 2004.

In 2005, total assets increased by US$2,397.7 million to US$6,650.9 million.

(2) Please refer to Attachment 2 for calculation of net debt

Valery Khoroshkovsky, Evraz Group's CEO, commented on the outlook for 2006:

"In 2006, Evraz continues to be committed to enhancing its position as a leading low cost producer of long products in Russia and CIS and expanding its presence in non-Russian markets. We will complete the integration of our recent European acquisitions and continue to pursue further downstream integration to secure access to attractive markets. Management also aims to increase production and sales of iron ore and coking coal through de-bottlenecking production facilities and through greenfield mining projects. Management will focus on further development of the asset base, roll-out of further operational improvement programmes and building of a performance-driven culture within the organisation.

The Group has enjoyed a promising start to 2006. Steel volumes in the first quarter increased by 11.6%, driven by continued strength in demand for domestic

construction and rail products. Iron ore volumes were down in the first quarter due to optimisation of inventory levels and unusually harsh weather conditions in Russia.

We expect some improvement in the world steel markets, primarily in slabs. In the Russian market the pricing outlook is positive and stable, supported by robust demand from the construction segment".

# # #

For further information:
Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com

Note:

Percentage changes may not be exact due to rounding.

Attachment 1

Adjusted EBITDA

Adjusted EBITDA represents profit from operations plus depreciation and amortisation, impairment of assets and loss (gain) on dispositions of property plant and equipment. Adjusted EBITDA is not a measure of financial performance under IFRS, and it should not be considered as an alternative to net profit as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Evraz's calculation of Adjusted EBITDA may be different from the calculation used by other companies and therefore comparability may be limited.

Reconciliation of Adjusted EBITDA to profit from operations is as follows:

	Year ended 31 December	
	2005	2004
	(thousands of U.S. dollars)	
Consolidated Adjusted EBITDA reconciliation		
Profit from operations	1,584,492	1,836,583
Add:		
Amortisation of negative goodwill		(28,012)
Depreciation	242,908	196,302
Impairment of assets	8,412	1,366
Loss (gain) on disposal of property, plant & equipment	24,009	11,011
Consolidated Adjusted EBITDA	1,859,821	2,017,250
Steel segment Adjusted EBITDA reconciliation		
Profit from operations	1,310,836	1,742,283
Add:		
Amortisation of negative goodwill		(18,305)
Depreciation	181,142	159,541
Impairment of assets	330	5,431
Loss (gain) on disposal of property, plant & equipment	18,034	10,383
Steel segment Adjusted EBITDA	1,510,342	1,899,333
Mining segment Adjusted EBITDA reconciliation		

Profit from operations	259,059	91,767
Add:		
Amortisation of negative goodwill		(8,166)
Depreciation	50,176	30,059
Impairment of assets		(5,356)
Loss (gain) on disposal of property, plant & equipment	4,018	3,395
Mining segment Adjusted EBITDA	313,253	111,699
Other operations Adjusted EBITDA reconciliation		
Profit from operations	33,818	6,368
Add:		
Amortisation of negative goodwill		(1,541)
Depreciation	11,590	6,702
Impairment of assets		1,291
Loss (gain) on disposal of property, plant & equipment	1,957	(2,767)
Other operations Adjusted EBITDA	47,365	10,053

Attachment 2

Net Debt

Net Debt represents long-term loans, net of current portion, plus short-term loans and current portion of long-term loans less cash and cash equivalents (excluding restricted deposits). Net Debt is not a balance sheet measure under IFRS, and it should not be considered as an alternative to other measures of financial position. Evraz's calculation of Net Debt may be different from the calculation used by other companies and therefore comparability may be limited.

Net Debt has been calculated as follows:

	As of 31 December 2005	2004
	(thousands of U.S. dollars)	
Net Debt Calculation		
Add:		
Long-term loans, net of current portion	1,514,864	788,093
Short-term loans and current portion of long-term loans	835,449	577,948
Less:		
Cash and cash equivalents	640,778	292,947
Net Debt	1,709,535	1,073,094

Evraz Group S.A.
Consolidated Income Statement
(In thousands of US$, except for per share information)

	Year ended December 31, 2005	2004
Revenue		
Sale of goods	$ 6,386,888	$ 5,794,879
Rendering of services	121,195	138,242

	6,508,083	5,933,121
Cost of revenue	(4,159,904)	(3,514,048)
Amortisation of negative goodwill	-	28,012
Gross profit	2,348,179	2,447,085
Selling and distribution costs	(181,064)	(192,535)
General and administrative expenses	(476,941)	(346,689)
Social and social infrastructure maintenance expenses	(75,615)	(47,314)
Loss on disposal of property, plant and equipment	(24,009)	(11,011)
Impairment of assets	(8,412)	(1,366)
Foreign exchange gains/(losses), net	(4,703)	1,152
Other operating income/(expenses), net	7,057	(12,739)
Profit from operations	1,584,492	1,836,583
Interest income	14,657	9,639
Interest expense	(141,884)	(105,460)
Share of profits/(losses) of joint ventures and associates	44,840	43,037
Gain/(loss) on extinguishment of debts	7,998	(140,321)
Net trading gain from a related party	-	-
Gain/(loss) on financial assets	(297)	57,189
Loss on sale of minority interest	-	(34,885)
Excess of interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition	15,216	53,963
Other non-operating gains/(losses), net	(5,934)	2,432
Profit before tax	1,519,088	1,722,177
Income tax expense	(476,467)	(377,289)
Net profit	$ 1,042,621	$ 1,344,888
Attributable to:		
Equity holders of the parent entity	$ 905,162	$ 1,179,625
Minority interests	137,459	165,263
	$ 1,042,621	$ 1,344,888
Earnings per share:		
basic, for profit attributable to equity holders of the parent entity, US dollars	$ 8.03	$ 11.00
diluted, for profit attributable to equity holders of the parent entity, US dollars	$ 8.02	$ 11.00

Evraz Group S.A.
Consolidated Balance Sheet
(In thousands of US dollars)

	December 31, 2005	2004
Assets		
Non-current assets		
Property, plant and equipment	$ 2,960,190	$ 2,398,929

Goodwill/(negative goodwill)	84,526	(362,612)
Investments in joint ventures and associates	893,570	196,650
Restricted deposits at banks	8,071	8,570
Other non-current assets	60,805	16,357
	4,007,162	2,257,894
Current assets		
Inventories	963,851	807,819
Trade and other receivables	374,517	285,747
Prepayments	53,780	79,801
Loans receivable	465	7,959
Receivables from related parties	89,953	89,316
Taxes recoverable	477,289	397,533
Short-term investments and notes receivable	19,326	21,804
Restricted deposits at banks	23,794	12,441
Cash and cash equivalents	640,778	292,947
	2,643,753	1,995,367
Total assets	$ 6,650,915	$ 4,253,261

Equity and liabilities

Equity		
Parent shareholders' equity		
Issued capital	$ 315,879	$ 42
Additional paid-in capital	546,774	319,177
Legal reserve	22,331	-
Unrealised gain on financial assets	311	-
Accumulated profits	1,737,882	1,126,070
Translation difference	71,682	163,755
	2,694,859	1,609,044
Minority interests	190,018	357,579
	2,884,877	1,966,623
Non-current liabilities		
Long-term loans	1,514,864	788,093
Liabilities under the Settlement Agreements	-	4,224
Restructured taxes payable	712	23,259
Loans payable to related parties	-	-
Deferred income tax liabilities	227,179	214,481
Finance lease liabilities	30,352	25,661
Post-employment benefits	78,540	53,381
Provisions	13,720	20,581
Other long-term liabilities	4,948	21,208
	1,870,315	1,150,888
Current liabilities		
Trade and other payables	397,667	227,935
Advances from customers	43,065	55,189
Short-term loans and current portion of long-term loans	835,449	529,951
Payables to related parties	314,779	117,806
Taxes payable	266,257	197,721
Current portion of liabilities under the Settlement Agreements	-	-
Current portion of finance lease liabilities	7,064	4,688
Current portion of other long-term liabilities	138	44
Provisions	14,869	-
Dividends payable by the parent entity to its shareholders	2,854	-
Dividends payable by the Group's subsidiaries to		

minority shareholders	13,581	2,416
	1,895,723	1,135,750
Total equity and liabilities	$ 6,650,915	$ 4,253,261

Evraz Group S.A.
Consolidated Cash Flow Statement
(In thousands of US dollars)

	Year ended December 31, 2005	2004
Cash flows from operating activities		
Net profit	$ 1,042,621	$ 1,344,888
Adjustments to reconcile net profit to net cash provided by operating activities:		
Amortisation of negative goodwill	-	(28,012)
Depreciation, depletion and amortisation	242,908	196,302
Deferred income tax (benefit)/expense	2,491	(66,749)
Loss on disposal of property, plant and equipment	24,009	11,011
Impairment of assets	8,412	1,366
(Gain)/loss on extinguishment of debts	(7,998)	140,321
Loss on sale of minority interest	-	34,885
Foreign exchange (gains)/losses	4,703	(1,152)
Share of (profits)/losses from associates and a joint venture	(44,840)	(43,037)
Excess of interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition	(15,216)	(53,963)
Gain on financial assets	297	(57,189)
Other non-operating (gains)/losses	5,934	(2,432)
Interest income	(14,657)	(9,639)
Interest expense	141,884	105,460
Net trading gain from a related party	-	-
Bad debt expense	7,863	23,815
Share-based payments	8,033	-
	1,406,444	1,595,875
Changes in operating assets and liabilities:		
Inventories	(14,246)	(277,068)
Trade and other receivables	31,857	(223,086)
Prepayments	21,785	(29,978)
Receivables from / payables to related parties	(30,375)	(3,647)
Taxes recoverable	(101,267)	(198,075)
Other assets	(3,245)	298
Trade and other payables	128,677	(9,206)
Advances from customers	(14,541)	26,778
Taxes payable	55,044	57,441
Other liabilities	16,003	7,130
Net cash flows from operating activities	1,496,136	946,462
Cash flows from investing activities		
Issuance of loans receivable to related parties	(201,987)	(5,730)
Proceeds from repayment of loans issued to related parties	206,194	14,833
Issuance of loans receivable	(38,275)	(3,978)

Proceeds from repayment of loans receivable	45,074	4,585
Purchases of subsidiaries, net of cash acquired	(312,149)	(224,820)
Purchases of minority interests	(414,503)	(47,443)
Purchase of interest in an associate/joint venture	(400,000)	(61,800)
Restricted deposits at banks	(10,681)	5,601
Short-term deposits at banks	15,594	6,867
Purchases of property, plant and equipment	(695,358)	(533,951)
Proceeds from disposal of property, plant and equipment	7,610	3,577
Payments to acquire equity of other companies	(10,893)	(2,120)
Proceeds from sales of equity of other companies	3,842	1,608
Payments to acquire debt instruments of other companies	-	(9,629)
Proceeds from sale/redemption of debt instruments of other companies	11,690	35,698
Dividends received	29,676	-
Net cash flows used in investing activities	(1,764,166)	(816,702)
Cash flows from financing activities		
Proceeds from issuance of share capital, net of transaction costs of $22,472, $0 and $65, respectively	$ 399,478	$ 30,042
Contributions from Crosland Limited	131,020	-
Proceeds from issue of shares by a consolidated subsidiary to minority shareholders	-	-
Payments to entities under common control for the transfer of ownership interest in subsidiaries	(32,866)	(60,847)
Proceeds from loans provided by related parties	8,590	417,574
Repayment of loans provided by related parties, including interest	(61,746)	(646,733)
Net (repayment)/proceeds from bank overdraft credit lines, including interest	(135,632)	202,661
Proceeds from loans and promissory notes	1,304,978	2,559,675
Repayment of loans and promissory notes, including interest	(418,362)	(2,230,292)
Dividends paid by the parent entity to its shareholders	(523,765)	(55,584)
Dividends paid by the Group's subsidiaries to minority shareholders	(11,444)	-
Payments under finance leases, including interest	(12,156)	(10,459)
Proceeds from sale-leaseback	-	21,717
Payments under Settlement Agreements, including interest, and purchases of debts in subsidiaries	(8,479)	(243,470)
Payments of restructured taxes, including interest	(22,015)	(20,572)
Net cash flows from (used in) financing activities	617,601	(36,288)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,740)	3,794
Net increase in cash and cash equivalents	347,831	97,266
Cash and cash equivalents at beginning of year	292,947	195,681
Cash and cash equivalents at end of year	$ 640,778	$ 292,947
Supplementary cash flow information:		
Cash flows during the year:		
Interest paid	$ 121,801	$ 86,330
Income taxes paid	476,548	441,910

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED
2006 AUG -3 P 1: [illegible]
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Company	Evraz Group S.A.
TIDM	EVR
Headline	2005 Results Q&As
Released	07:00 08-May-06
Number	5687C

RNS Number:5687C
Evraz Group S.A.
08 May 2006

Evraz Group announces:

The answers to the outstanding questions asked during the conference call on Preliminary Results 2005 are as follows:

Q: Could you please break down the allocation of cost of revenues between the segments?

A: Cost of Revenues breakdown (US$ '000)

	Steel	Mining	Other	Unallocated	Eliminations	TOTAL
Revenue						
Sales to external customers	6,133,506	147,072	227,505	-		6,508,083
Inter-segment sales	87,561	842,015	417,017	-	(1,346,593)	-
Total revenue	6,221,067	9 89,087	644,522	-	(1,346,593)	6,508,083
Cost of revenue	(4,312,649)	(630,877)	(462,243)	-	1,245,865	(4,159,904)
Gross profit	1,908,418	358,210	182,279	-	(100,728)	2,348,179
Selling and distribution costs	(201,989)	(7,458)	(42,668)		7 1,051	(181,064)
General and administrative expenses	(319,214)	(78,647)	(97,543)	(10,757)	29,220	(476,941)
Social & social infrastructure maintenance expenses	(61,872)	(10,549)	(3,194)	-	-	75,615)
Loss on disposal of property, plant and equipment	(18,034)	(4,018)	(1,957)	-	-	(24,009)
Impairment of						

assets	(330)	(971)	-	(7,111)	-	(8,412)
Foreign exchange gains/(losses), net	(3,141)	177	(1,238)	(1,509)	1,008	(4,703)
Other operating income/(expenses), net	6,998	2,315	(1,861)	156	(551)	7,057
Profit from operations	1,310,836	259,059	33,818	(19,221)	()	1,584,492

Q: Could you give a guidance or breakdown of your volumes between export and domestic market please?

A: Steel Sales Product Mix 2005

	Russian sales, '000 tonnes	Non-Russian sales, '000 tonnes	Total Evraz Group '000 tonnes
Semi-finished steel	1,276.7	4,679.8	6,108.8
Pipe blanks	730.2		730.2
Pig iron	211.2	684.3	895.5
Billets	6.9	2,361.1	2,368.0
Slabs	317.7	1,565.5	1,883.2
Blooms	0	1.5	1.5
Other	10.7	67.4	78.2
Railway sector	1,537.3	108.9	1,646.2
Rails	976.7	74.5	1,051.2
Wheels for rolling stock	135.1	4.7	139.9
Tyres for rolling stock	40.8	1.2	42.1
Other products for railway sector	384.6	28.5	413.0
Construction sector	2,716.1	1,252.1	3,968.1
H-beams	481.2	379.4	860.6
Channels	452.4	58.9	511.3
Angles	03.3	42.0	345.4
Rebars	1,010.6	495.7	1,506.3
Wire	198.3	12.5	210.8
Wire rods	203.7	246.9	238.1
Other	66.6	16.7	83.1
Mining sector	259.1	11.0	270.2
Mining uprights	59.2	4.8	64.0
Grinding balls	199.9	6.2	206.1

Other finished

products	549.4	469.7	1,019.1
Plates	254.8	430.7	685.4
Other	294.6	39.0	333.6
Total steel sales	6,338.6	6,521.5	12,860.1

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RECEIVED
2006 AUG -3 P 1:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Company	Evraz Group S.A.
TIDM	EVR
Headline	1st Quarter RAS Results
Released	07:18 10-May-06
Number	7156C

RNS Number:7156C
Evraz Group S.A.
10 May 2006

10.05.2006

Evraz Group's major operating subsidiaries report
Q1 2006 RAS Financial Results

May 10, 2006 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, announces that its major Russian operating subsidiaries(1) have filed financial results with the Federal Financial Markets Service of the Russian Federation (FFMS) for the three months ended March 31, 2006. The results are prepared in accordance with Russian accounting standards (RAS).

The filing of RAS accounting results for Evraz's major Russian operating subsidiaries is a Russian regulatory requirement. RAS accounting results differ materially from IFRS and are not comparable to financial statements prepared in accordance with IFRS. The RAS accounting results of Evraz's major Russian subsidiaries are not indicative of the financial condition or results of operations of these entities or of Evraz Group S.A. under IFRS. Reference should be made only to Evraz Group S.A.'s consolidated financial statements prepared in accordance with IFRS for information with respect to Evraz's financial condition and results of operations.

Evraz Group S.A. publishes consolidated financial statements prepared in accordance with IFRS for the six months ended June 30 and for the year ended December 31, in each year.

----
(1) The major subsidiary companies include: OAO Nizhny Tagil Iron and Steel Plant (NTMK); OAO West Siberian Iron and Steel Plant (Zapsib); OAO Kachkanarsky Mining and Processing Integrated Works (KGOK)

Highlights

- NTMK profit lower due to significant drop in export prices vs Q1 2005; Zapsib performance improved due to better cost management and increased volumes

Prices for exported semis in Q1 2006 were lower in comparison with peaking prices of Q1 2005; however recovering prices are the main factor for a better performance in Q1 2006 vs Q4 2005.

Higher net profit at NTMK and Zapsib in Q4 2005 as compared to Q1 2006 is partially attributable to dividend payments made by KGOK to these two mills at the end of 2005. Excluding the amounts paid as dividends by KGOK to NTMK (RUR2,364 million)and Zapsib (RUR1,797 million), the net profit in Q1 2006 at these two steel mills would have been -26% and +8% against Q4 2005.

- KGOK decreased profit year-on-year due to lower domestic prices and destocking

The profit year-on-year was impacted by lower domestic iron ore prices starting from mid-2005. Iron ore volumes decreased in Q1 2006 vs Q4 2005 due to optimisation of inventory levels and bad weather conditions.

- Improved profitability at KGOK due to restructuring and effective cost management

The restructuring programme at KGOK is yielding results: strict cost management and efficiency gains in Q1 2006 contributed to better performance vs Q4 2005. Revenue grew by 5% and net profit was up 53% as compared to Q4 2005.

Q1 2006 RAS Financial Results for Subsidiaries
(All amounts are in millions of roubles, unless specified otherwise)

OAO Nizhny Tagil Iron and Steel Plant (NTMK)

	Q1 2006	Q1 2005	Q1 2006/ Q1 2005 change, %	Q4 2005	Q1 2006/ Q4 2005 change, %
Revenue	14,821	19,452	(24%)	15,811	(6%)
Gross profit	4,636	6,263	(26%)	4,962	(7%)
Operating profit	3,920	5,527	(29%)	4,231	(7%)
Net profit	2,733	4,212	(35%)	6,071	(55%)

OAO West Siberian Iron and Steel Plant (Zapsib)

	Q1 2006	Q1 2005	Q1 2006/ Q1 2005 change, %	Q4 2005	Q1 2006/ Q4 2005 change, %
Revenue	14,085	15,207	(7%)	13,811	2%
Gross profit	2,703	2,970	(9%)	2,976	(9%)
Operating profit	1,941	2,176	(11%)	2,185	(11%)
Net profit	1,371	1,525	(10%)	3,067	(55%)

OAO Kachkanarsky Mining and Processing Integrated Works (KGOK)

	Q1 2006	Q1 2005	Q1 2006/ Q1 2005 change, %	Q4 2005	Q1 2006/ Q4 2005 change, %
Revenue	2,908	4,264	(32%)	2,75	5%
Gross profit	1,409	2,784	(49%)	1,154	22%
Operating profit	1,257	2,661	(53%)	967	30%
Net profit	1,051	2,118	(50%)	689	53%

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370

IR@evraz.com
www.evraz.com

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The company news service from the London Stock Exchange

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RECEIVED
2006 AUG -3 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE



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Company	Evraz Group S.A.
TIDM	EVR
Headline	Evraz Expands Interests
Released	14:01 18-May-06
Number	2094D

RNS Number:2094D
Evraz Group S.A.
18 May 2006

For immediate release

Evraz Expands Interests in Coal Mining Assets

May 18, 2006 - Evraz Group S.A. ("Evraz", LSE: EVR) announces that OJSC Raspadskaya, which is owned by Evraz's joint venture Corber Enterprises Limited, has agreed to acquire two additional coal mining assets, Mezhdurechenskaya Coal Company-96 and Razrez Raspadskiy. Evraz's partner in Corber Enterprises is to contribute these assets to Raspadskaya, and Evraz is to provide approximately US$225 million in cash in order to maintain its current 50% interest in Corber Enterprises, and also US$300 million in short-term financial guarantees for OJSC Raspadskaya. The transactions are to occur following approval by Raspadskaya's shareholders' meeting, which is currently scheduled for June 8, 2006.

Mezhdurechenskaya Coal Company-96 and Razrez Raspadskiy are rapidly growing coal mining companies in the Kuzbass region. Explored resources under Russian classifications are estimated at approximately 293 million tonnes of coking coal, and total sales in 2005 were approximately 3.3 million tonnes. The companies plan to increase their production up to 6 million tonnes p.a. by 2010. These operations mine semi-hard coking coal. The primary customers for these operations are Evraz and other steel companies, as well as independent coke producers.

Valery Khoroshkovsky, Evraz's CEO, commented on this investment:

"This new investment into Raspadskaya is part of our strategy of expanding our coal mining asset base through high-quality profitable acquisitions. Mezhdurechenskaya Coal Company-96 and Razrez Raspadskiy definitely fall into this strategic line. Addition of these assets into Raspadskaya will grow this company to one of Russia's largest coking coal producers. We are confident of Raspadskaya's management who has a strong track record of building and developing successful coal mining operations and who will build further value and generate additional returns for shareholders of the Company."

# # #

For further information:

Evraz Group

Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

This information is provided by RNS

The company news service from the London Stock Exchange

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RECEIVED
2006 AUG -3 P 1:71
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Company	Evraz Group S.A.
TIDM	EVR
Headline	Dividend Declaration
Released	16:19 23-May-06
Number	4526D

RNS Number:4526D
Evraz Group S.A.
23 May 2006

23.05.2006

Evraz Group declares 2005 final dividend

May 23, 2006 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, announces that the Company's Board of Directors has recommended that the annual general meeting of shareholders to be held on June 20, 2006, approve a final dividend of US$1.35 per common share, or US$0.45 per GDR, in respect of the year ended December 31, 2005, payable to shareholders on the share register record date of June 20, 2006. When added to the interim dividend this will make a total dividend for the year of US$3.0 per common share, or US$1.0 per GDR.

Commenting, Alexander Frolov, Chairman of the Board, said,

"The Board and the management are confident of Company's prospects and remain committed to the declared dividend policy".

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED
2006 AUG -3 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Evraz Group S.A.
TIDM	EVR
Headline	Statement re. Press Comment
Released	12:57 31-May-06
Number	8329D

RNS Number:8329D
Evraz Group S.A.
31 May 2006

31.05.2006

Statement re press speculation

May 31, 2006 - Evraz Group S.A. (LSE: EVR) notes the recent press speculation and announces that its Board of Directors has today been informed about negotiations regarding a potential purchase by Millhouse Capital of a substantial interest in Evraz from an entity owned by its principal beneficial shareholders.

The Company has been informed that no binding agreement has been reached to date as to the terms of the transaction.

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

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The company news service from the London Stock Exchange

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RECEIVED

2006 AUG -3 P 1:21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Evraz Group S.A.
TIDM	EVR
Headline	Director/PDMR Shareholding
Released	13:21 13-Jun-06
Number	5007E

RNS Number:5007E
Evraz Group S.A.
13 June 2006

EVRAZ GROUP S.A.

13 JUNE 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

1. Name of the issuer

EVRAZ GROUP S.A.

2. Nature of notification

NOTIFICATION OF EQUIVALENT INFORMATION AS REQUIRED BY DR 3.1.8R

3. Name of person discharging managerial responsibilities/director

VALERY I. KHOROSHKOVSKY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

CONNECTED PERSON; K.H. STEEL INDUSTRY LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RESTRUCTURING RESULTING IN HOLDING BY K.H. STEEL INDUSTRY LIMITED

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF EUR2

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

K.H. STEEL INDUSTRY LIMITED

8 State the nature of the transaction

PURCHASE OF ORDINARY SHARES AND DISPOSAL OF EQUIVALENT INDIRECT INTEREST

9. Number of shares, debentures or financial instruments relating to shares acquired

1,091,978 ACQUIRED BY K.H. STEEL INDUSTRY LIMITED

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.93407%

11. Number of shares, debentures or financial instruments relating to shares disposed

INDIRECT INTEREST REPRESENTING 1,091,978 ORDINARY SHARES DISPOSED

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.93407%

13. Price per share or value of transaction

USD54.90 PER SHARE

14. Date and place of transaction

JUNE 8, 2006, CYPRUS

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

K.H. STEEL INDUSTRY LIMITED HOLDS 0.93407%

16. Date issuer informed of transaction

JUNE 12, 2006

Name of contact and telephone number for queries

IRINA KIBINA
+7 (495) 2321370

Date of notification

JUNE 13, 2006

END

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2006 AUG -3 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Company	Evraz Group S.A.
TIDM	EVR
Headline	Statement re sale of interest
Released	11:56 19-Jun-06
Number	7991E

RNS Number:7991E
Evraz Group S.A.
19 June 2006

19.06.2006

Statement re sale of significant interest in the Company

June 19, 2006 - Evraz Group S.A. (LSE: EVR) makes reference to its recent holding announcement dated May 31, 2006 regarding a potential sale of a substantial indirect interest in Evraz Group by its principal beneficial owners. The Company has today been informed that this transaction was signed on June 16, 2006, with closing of the transaction being conditional upon the receipt of certain regulatory approvals.

The Company understands that, upon closing, the transaction will result in the transfer to Greenleas International Holdings Limited of a fifty per cent interest in Lanebrook Limited, an entity controlled by the principal beneficial shareholders of Evraz Group, which, at closing, will hold around 82.67% of the share capital of the Company.

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

This information is provided by RNS
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Company	Evraz Group S.A.
TIDM	EVR
Headline	Result of AGM
Released	18:30 20-Jun-06
Number	9170E

Luxembourg 20.06.2006

Evraz Group S.A. Resolutions of the Annual General Meeting

June 20, 2006 - Evraz Group S.A. (LSE: EVR) announces that all resolutions proposed to the sharel including, amongst others, the following resolutions:

1. To approve the reports of the Board of Directors and of the auditor for the year ended December 3

2. To approve the balance sheet and the profit and loss account as per December 31, 2005 and to dec amounts to EUR 378,368,892:

   To distribute a dividend for a total amount calculated as of the date of payment to proportion to their participation in the share capital of the Company (provided tha per 1 share in the Company shall be Euro equivalent of USD 1.35 (one US dollar

3. Statutory elections:

   3.1. To re-elect the following directors for a period ending immediately after the approval of the annual accounts of the Company at December 31, 2006:

   Mr. Alexander G. Abramov
   Mr. Otari I. Arshba
   Mr. Alexander V. Frolov
   Mr. Valery I. Khoroshkovsky, President of Eurasia Holding LLC
   Mr. James W. Campbell
   Mr. Terry J. Robinson

   3.2. To elect the following director for a period ending immediately after the approval of the annual accounts of the Company at December 31, 2006:

   Mr. Bruno Bolfo

   3.3. To elect Mrs. Alexandra Trunova as statutory auditor of the Company for a period ending immediately after the approval of the annual accounts of the Company at December 31, 2006

   3.4. To elect Ernst & Young, a company having its registered office at 7, Parc d'Activité Syrdall, L–5365 Munsbach as independent auditor of the Company for a period ending immediately after the approval of the annual accounts of the Company at December 31, 2006.

4. To authorise the Board of Directors to appoint Mr. Valery I. Khoroshkovsky as managing director (administrateur-délégué or CEO), for the same duration as his mandate as Director of the Company and under the same terms as approved by the Extraordinary Shareholders' Meeting held on December 29, 2005.

5. To express a favourable notion on the appointment of Mr. Alexander V. Frolov as Chairman of the Board of Directors of the Company for the same duration as his mandate as Director of the Company and under the same terms as approved by the Extraordinary Shareholders' Meeting held on December 29, 2005.

Copies of the resolutions passed (other than resolutions concerning ordinary business) will be submitted to the UKLA for publication through its Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. 020 7066 1000

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses with operations mainly in Russia. In 2005, Evraz Group produced 13.9 million tonnes of crude steel. Evraz Group's principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia, as well as Palini e Bertoli in Italy and Vitkovice Steel in the Czech Republic. Its fast-growing mining businesses comprise Evrazruda, the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes and Neryungriugol coal company and equity interests in the Raspadskaya and Yuzhkuzbassugol coal mines. The mining assets enable Evraz Group to be a vertically-integrated steel producer. Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates its access to Asian export markets.

For further information visit *www.evraz.com*

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RECEIVED
2006 AUG -3 P 1:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Company	Evraz Group S.A.
TIDM	EVR
Headline	Director/PDMR Shareholding
Released	15:55 21-Jun-06
Number	9713E

RNS Number:9713E
Evraz Group S.A.
21 June 2006

EVRAZ GROUP S.A.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

1. Name of the issuer

EVRAZ GROUP S.A.

2. Nature of notification

NOTIFICATION OF EQUIVALENT INFORMATION AS REQUIRED BY DR 3.1.2R

3. Name of person discharging managerial responsibilities/director

THE LORD DARESBURY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

GDRs

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8 State the nature of the transaction

EXERCISE OF 55,173 OPTIONS UNDER THE ISSUER'S STOCK OPTION PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

55,173 GDRs

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0158%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

USD14.50 PER GDR

14. Date and place of transaction

JUNE 16, 2006, LUXEMBOURG

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

0.0158%

16. Date issuer informed of transaction

JUNE 19, 2006

Name of contact and telephone number for queries

IRINA KIBINA

+7 (495) 2321370

Date of notification

JUNE 21, 2006

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The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Election of Chairman and CEO
Released	15:17 27-Jun-06
Number	2478F

RNS Number:2478F
Evraz Group S.A.
27 June 2006

27.06.2006

Evraz's Board of Directors re-elects
CEO and Chairman of the Board of Directors

June 27, 2006 - Today the Board of Directors of Evraz Group S.A. resolved to re-appoint Mr. Valery I. Khoroshkovsky as the managing director (CEO/ administrateur delegue) of the Company and re-elect Mr. Alexander V. Frolov as the Chairman of the Board of Directors of the Company, pursuant to the decision taken at the annual shareholders' meeting of June 20, 2006.

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina

Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED
2006 AUG -3 P 1:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Company	Evraz Group S.A.
TIDM	EVR
Headline	Notice of EGM
Released	08:06 29-Jun-06
Number	3528F

RNS Number:3528F
Evraz Group S.A.
29 June 2006

29.06.2006

Extraordinary Shareholder Meeting
of Evraz Group S.A. to be held on July 24, 2006

June 29, 2006 - The Board of Directors of Evraz Group S.A. (the "Company") resolved to convene an extraordinary general meeting (the "EGM") on 24 July 2006 to seek the approval of shareholders to, inter alia, amend the articles of incorporation of the Company and change the composition of the Board of Directors. Today, the notifications on the EGM were sent to the shareholders of record of the Company.

The resolutions proposed at the EGM are to approve amendments to the articles of incorporation of the Company, which will enable completion of the previously announced transaction that will result in the transfer to Greenleas International Holdings Limited of a fifty per cent interest in Lanebrook Limited, an entity controlled by the principal beneficial shareholders of Evraz Group, which, at closing, will hold around 82.67% of the share capital of the Company (the "Transaction"). The resolutions and amendments to the articles are conditional on completion of the Transaction.

The resolutions to be voted on at the EGM, inter alia, include:

1. Amendment of the articles of incorporation of the Company in order to expressly provide that shares of the Company are in registered form only and no bearer shares will be issued by the Company.

2. Amendment of the articles of incorporation of the Company to clarify (i) procedural aspects for calling of the Board meetings, quorum at the Board meetings and election of the Chairman of the Board and the appointment of the CEO (administrateur delegue) and (ii) the authority of the CEO (administrateur delegue) to sign transactional documents on behalf of the Company.

3. Re-composition of the Board of Directors,

   - by increasing of the number of directors from 7 (seven) to nine (9),
   - confirming the mandate of Alexander Abramov, Otari Arshba, James Campbell, Alexander Frolov, Bruno Bolfo and Terry Robinson
   - acknowledging the resignation of Valery I. Khoroshkovsky as director;
   - electing Eugene Shvidler, Eugene Tenenbaum and Olga Pokrovskaya to the Board of Directors of the Company
   - resolving not to change the method of payment and the level of remuneration applicable to directors; and
   - authorising the Chairman of the Board of the Company to sign management service agreements with each independent non-executive director (including any modifications thereto).

4. Authorisation to the Board of Directors to appoint Mr. Valery I. Khoroshkovsky as CEO, and to delegate day to day management to the CEO.

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

This information is provided by RNS
The company news service from the London Stock Exchange

EN

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RECEIVED
2006 AUG -3 P 1:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Company	Evraz Group S.A.
TIDM	EVR
Headline	Trading Statement
Released	13:53 07-Jul-06
Number	8720F

RNS Number:8720F
Evraz Group S.A.
07 July 2006

7.07.2006

Evraz Group releases Q2 2006 trading update

July 7, 2006 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, today released its Q2 2006 trading update.*

Product	Q2 2006, thousand tonnes	Q2 2005, thousand tonnes	Q2 2006/ Q2 2005 change,%**	Q2 2006/ Q1 2006 change, %**
Steel division				
Pig iron	3,310	2,920	+13.4%	+7.8%
Steel	4,159	3,467	+20.0%	+8.3%
Rolled products(1)	3,721	2,953	+26.0%	+9.3%
Mining division(2)				
Iron ore (saleable products)				
Concentrate	585	666	(12.2%)	+17.2%
Sinter	2,249	2,322	(3.2%)	+9.9%
Pellets	1,484	1,281	+15.9%	+0.7%
Coal (mined)				
Coking coal	194	156	+24.5%	(5.6%)
Steam coal	15	24	(36.5%)	+26.9%
Equity investments(3)				
Coking coal (Raspadskaya)	1,851	1,327	+39.5%	+16.1%
Coking and steam coal (Yuzhkuzbassugol)(2)	4,173	n/a	n/a	+18.8%

* All information on production volumes of the enterprises presented in the press release concerns only the period of their operation within Evraz Group. Q2 2005 trading results are set forth by the same methodology as Q2 2006 results. The total volume of rolled steel products excludes those re-rolled at other Group's plants. These volumes are eliminated as intercompany sales for purposes of Evraz's consolidated operating results.
** Percentage changes may not be exact due to rounding.

(1) Operational results of Palini e Bertoli are consolidated into the Group since September 2005 and of Vitkovice Steel since December 2005.
(2) Operational results of Yuzhkuzbassugol are consolidated into the Group since December 31, 2005.
(3) Evraz Group holds 45.75% interest in Raspadskaya Mine and 50% interest in Yuzhkuzbassugol.

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

RECEIVED
2006 AUG -3 P 1:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	Evraz Group S.A.
TIDM	EVR
Headline	Annual Report and Accounts
Released	07:00 14-Jul-06
Number	2016G

RNS Number:2016G
Evraz Group S.A.
14 July 2006

14.07.2006

Evraz Group S.A. Annual Report and Accounts

July 14, 2006 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, today released its Annual Report for the financial year ended 31 December 2005.

The Annual Report is available online at www.evraz.com/investor/annual/.

Copies of the above document will shortly be submitted to the UK Listing Authority document viewing facility situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS.

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com

This information is provided by RNS
The company news service from the London Stock Exchange

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©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

RECEIVED
2006 AUG -3 P 1:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE



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Company	Evraz Group S.A.
TIDM	EVR
Headline	Acquisition
Released	07:00 14-Jul-06
Number	2019G

RNS Number:2019G
Evraz Group S.A.
14 July 2006

JOINT ANNOUNCEMENT BY ANGLO AMERICAN PLC, EVRAZ GROUP S.A. AND CREDIT SUISSE

July 14, 2006, Johannesburg - Anglo American plc ("Anglo American"), Evraz Group S.A. ("Evraz") and Credit Suisse ("Credit Suisse") are pleased to announce that agreement has been reached in relation to the sale by Anglo American of its shares in Highveld Steel and Vanadium Corporation Limited ("Highveld"). Evraz and Credit Suisse have each acquired 24.9% of Highveld's share capital from Anglo American. These sales have closed.

Evraz has an option to increase its stake in Highveld once regulatory approvals are received, including from competition authorities in South Africa and elsewhere. Evraz intends to file for such regulatory approvals as soon as possible. Subject to Evraz receiving such regulatory approvals, Evraz will be entitled to purchase Anglo American's remaining 29.2% shareholding as well as the 24.9% holding of Credit Suisse through separate option agreements. Should Evraz increase its interest beyond 35%, it will be obliged to make an offer to all shareholders of Highveld.

On implementation of the Anglo American option arrangement, the aggregate amount that will have been realised by Anglo American for its 79% interest in Highveld is R4,885m (US$678m converted to ZAR at R7.20/US$, the rate of exchange prevailing at the date of this announcement), equivalent to an average of R62.36 per Highveld share. This represents a 13% premium to the volume weighted average price of R55.15 per share for the 30-day period preceding Anglo American's announcement on 26 October 2005 in which it recorded, inter alia, its intention to dispose of its shareholding in Highveld.

Anglo American and Credit Suisse have agreed that Anglo American will retain the voting rights in respect of the shares acquired by Credit Suisse. Anglo American will retain representatives on the Highveld board until such time as Anglo American disposes of all its shares in Highveld.

Evraz's Chairman, Alexander Frolov, said: "Evraz has great confidence in the South African steel industry and is excited by its new investment in Highveld and by the outlook for steel and vanadium markets. The South African steel market is experiencing strong demand growth driven by an upswing in new mining, infrastructure and industrial projects. We have high expectations of Highveld's internal growth plans for both its vanadium and steel businesses, including the expansion plan in excess of R1bn which will increase steel output by more than 20%. Evraz is committed to advancing black economic empowerment at Highveld."

Tony Trahar, Chief Executive of Anglo American, said: "This represents another important step in the execution of the Group's strategy as announced in October last year. This substantial foreign direct investment by Evraz and Credit Suisse in South Africa is a strong vote of confidence in the country's prospects and will ensure that Highveld remains an efficient competitor in the South African and global markets."

Citigroup has acted as exclusive financial adviser to Anglo American with respect to the transaction. Credit Suisse and ABN Amro have acted as joint financial advisers to Evraz.

Notes to editors:

Highveld Steel and Vanadium is a leading vanadium producer and also produces steel, ferroalloys, and carbonaceous products. Ore for the steelworks and Vanchem is obtained from Highveld's Mapochs mine near Roossenekal in Mpumalanga. Hochvanadium is a wholly owned subsidiary in Austria which processes and sells vanadium products. Transalloys and Rand Carbide produce manganese alloys, ferrosilicon and carbonaceous products.

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk www.angloamerican

Evraz is one of the world's largest vertically integrated steel and mining businesses with operations in Russia, Italy and the Czech Republic. Evraz has extensive experience and technical expertise in the production of steel and, in 2005, produced 13.9 million tonnes of crude steel. Evraz is listed on the London Stock Exchange with a market capitalisation close to $9bn. (www.evraz.com)

Credit Suisse. As one of the world's leading banks, Credit Suisse provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 40,000 people. Credit Suisse's parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CSR), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Contacts:

Anglo American

London:
Investor Relations
Charles Gordon
+44 20 7968 8933
Media Relations
Pam Bell
+44 20 7968 8568

Johannesburg:
Investor/Media Relations
Anne Dunn
+27 11 638 4730
+27 82 448 2684
Media Relations
Fiona Wrench
+27 11 638 2273

Evraz

Irina Kibina
Vice President, Corporate Affairs and Investor Relations
+7 (495) 232-13-70
ir@evraz.com

Nikolay Kudryashov
Director Media Relations
+7 (495) 232-13-70
ir@evraz.com

Credit Suisse

Jeremy Fletcher
Managing Director
+44 20 7888 1347

Hugh Richards
Director
+44 20 7888 7885

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The company news service from the London Stock Exchange

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RECEIVED
2006 AUG -3 P 1:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Company	Evraz Group S.A.
TIDM	EVR
Headline	PDMR Notification
Released	10:05 14-Jul-06
Number	2095G

RNS Number:2095G
Evraz Group S.A.
14 July 2006

EVRAZ GROUP S.A.

14 JULY 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

1. Name of the issuer

EVRAZ GROUP S.A.

2. Nature of notification

NOTIFICATION OF EQUIVALENT INFORMATION AS REQUIRED BY DR 3.1.2R

3. Name of person discharging managerial responsibilities/director

Mr. ANTONINO CRAPAROTTA

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

GDRs

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8 State the nature of the transaction

EXERCISE OF 41,379 OPTIONS UNDER THE ISSUER'S STOCK OPTION PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

41,379 GDRs

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0118%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

USD14.50 PER GDR

14. Date and place of transaction

JULY 12, 2006, LUXEMBOURG

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

0.0118%

16. Date issuer informed of transaction

JULY 13, 2006

Name of contact and telephone number for queries
IRINA KIBINA
+7 (495) 2321370

Date of notification
JULY 14, 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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RECEIVED
2006 AUG -3 P 1:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Company	Evraz Group S.A.
TIDM	EVR
Headline	Result of EGM
Released	07:15 25-Jul-06
Number	6705G

RNS Number:6705G
Evraz Group S.A.
25 July 2006

25.07.2006

Evraz announces EGM results

July 25, 2006 - Evraz Group S.A. (LSE: EVR) is pleased to announce that, further to its announcement of 29 June 2006, the resolutions proposed at the Extraordinary General Meeting held on 24 July 2006 were approved by the shareholders.

The shareholders approved, inter alia, amendments to the articles of incorporation of the Company and changes to the composition of the Board of Directors.

The new Board of Directors shall consist of 9 persons and include:

- Alexander Abramov
- Otari Arshba
- Bruno Bolfo
- James Campbell
- Alexander Frolov
- Olga Pokrovskaya
- Terry Robinson
- Eugene Shvidler
- Eugene Tenenbaum

The EGM also authorised the Board of Directors to re-appoint Mr. Valery I. Khoroshkovsky as CEO, and to delegate day to day management to the CEO.

The EGM was contemplated in order to enable completion of the previously announced transaction that will result in the transfer to Greenleas International Holdings Limited of a fifty per cent interest in Lanebrook Limited, an entity controlled by the principal beneficial shareholders of Evraz Group, which, at closing, will hold around 82.67% of the share capital of the Company (the "Transaction"). The resolutions, election of new members of the Board of Directors and amendments to the articles are conditional on completion of the Transaction.

Copies of the resolutions will be submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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RECEIVED
2006 AUG -3 P 1:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Evraz Group S.A.
TIDM	EVR
Headline	Corporate Broker
Released	15:59 28-Jul-06
Number	9291G

RNS Number:9291G
Evraz Group S.A.
28 July 2006

Evraz Appoints Corporate Broker

July 28, 2006 - Evraz Group S.A. (LSE: EVR), one of the leading vertically integrated steel production and mining businesses with operations mainly in Russia, announces the appointment of Morgan Stanley & Co. International Limited ("Morgan Stanley") as its corporate broker with immediate effect.

# # #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
www.evraz.com

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved